File No.  33-62131
                                                              CIK #896983


                   Securities and Exchange Commission
                      Washington, D.C.  20549-1004


                             Amendment No. 1
                                   to
                                Form S-6

For  Registration under the Securities Act of 1933 of Securities of  Unit
      Investment Trusts Registered on Form N-8B-2.

A.    Exact  Name  of  Trust:      Van  Kampen  American  Capital  Equity
       Opportunity Trust, Series 19

B.   Name of Depositor:  Van Kampen American Capital Distributors, Inc.

C.   Complete address of Depositor's principal executive offices:

                                   One Parkview Plaza
                                   Oakbrook Terrace, Illinois  60181

D.   Name and complete address of agents for service:

       Chapman   and   Cutler      Van  Kampen  American   Capital
                                    Distributors, Inc.
     Attention:  Mark J. Kneedy    Attention:  Don G. Powell, Chairman
     111 West Monroe Street        One Parkview Plaza
     Chicago, Illinois  60603      Oakbrook Terrace, Illinois  60181


E.   Title  and  amount  of securities being registered:   An  indefinite
     number of Units of proportionate interest pursuant to Rule 24f-2 under the Investment Company Act of 1940

F. Proposed maximum offering price to the public of the securities being registered: Indefinite

G.   Amount of registration fee:  $500 (previously paid)

H.   Approximate date of proposed sale to the public:


         As Soon As Practicable After the Effective Date of the
                         Registration Statement

/ X / Check box if it is proposed that this filing will become effective on September 21, 1995 at 2:00 P.M. pursuant to Rule 487.

     The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a) may determine.


Form N-8B-2                                     Form S-6
Item Number                              Heading in Prospectus


          Van Kampen American Capital Equity Opportunity Trust
                                Series 19

                          Cross Reference Sheet

                 Pursuant to Rule 404(c) of Regulation C
                    under the Securities Act of 1933
               (Form N-8B-2 Items Required by Instruction
                     1 as to Prospectus on Form S-6)

Form N-8B-2                                     Form S-6
Item Number                              Heading in Prospectus

                I.  Organization and General Information

 1. (a)  Name of trust              )   Prospectus Front Cover Page

    (b)  Title of securities issued )   Prospectus Front Cover Page

 2. Name and address of Depositor   )   Summary of Essential Financial
                                    )     Information
                                    )   Trust Administration

 3. Name and address of Trustee     )   Summary of Essential Financial
                                    )     Information
                                    )   Trust Administration

 4. Name and address of principal   )   *
      underwriter

 5. Organization of trust           )   The Trust

 6. Execution and termination of    )   The Trust
      Trust Indenture and Agreement )   Trust Administration

 7. Changes of Name                 )   *

 8. Fiscal year                     )   *

 9. Material Litigation             )   *
                II.  General Description of the Trust and
                         Securities of the Trust

10. General information regarding   )   The Trust
      trust's securities and        )   Tax Status
      rights of security holders    )   Public Offering
                                    )   Rights of Unitholders
                                    )   Trust Administration

11. Type of securities comprising   )   Prospectus Front Cover Page
      units                         )   The Trust
                                    )   Trust Portfolio

12. Certain information regarding   )   *
      periodic payment certificates )

13. (a)  Loan, fees, charges and expenses    )    Prospectus Front Cover
Page
                                    )   Summary of Essential Financial
                                    )     Information
                                    )   Trust Portfolio
                                    )
                                    )   Trust Operating Expenses
                                    )   Public Offering
                                    )   Rights of Unitholders

    (b)  Certain information regarding  )
           periodic payment plan    )   *
           certificates             )

    (c)  Certain percentages        )   Prospectus Front Cover Page
                                    )   Summary of Essential Financial
                                    )    Information
                                    )
                                    )   Public Offering
                                    )   Rights of Unitholders

    (d)  Certain other fees, expenses or     )    Trust Operating
Expenses
           charges payable by holders   )    Rights of Unitholders

    (e)  Certain profits to be received )    Public Offering
           by depositor, principal  )   *
           underwriter, trustee or any  )    Trust Portfolio
           affiliated persons       )

    (f)  Ratio of annual charges    )   *
           to income                )

14. Issuance of trust's securities  )   Rights of Unitholders

15. Receipt and handling of payments    )    *
      from purchasers               )

16. Acquisition and disposition of  )   The Trust
      underlying securities         )   Rights of Unitholders
                                    )   Trust Administration

17. Withdrawal or redemption        )   Rights of Unitholders
                                    )   Trust Administration
18. (a)  Receipt and disposition    )   Prospectus Front Cover Page
           of income                )   Rights of Unitholders

    (b)  Reinvestment of distributions  )    *

    (c)  Reserves or special funds  )   Trust Operating Expenses
                                    )   Rights of Unitholders
    (d)  Schedule of distributions  )   *

19. Records, accounts and reports   )   Rights of Unitholders
                                    )   Trust Administration

20. Certain miscellaneous provisions    )    Trust Administration
      of Trust Agreement            )

21. Loans to security holders       )   *

22. Limitations on liability        )   Trust Portfolio
                                    )   Trust Administration
23. Bonding arrangements            )   *

24. Other material provisions of    )   *
    Trust Indenture Agreement       )

              III.  Organization, Personnel and Affiliated
                          Persons of Depositor

25. Organization of Depositor      )    Trust Administration

26. Fees received by Depositor     )    *

27. Business of Depositor          )    Trust Administration

28. Certain information as to      )    *
      officials and affiliated     )
      persons of Depositor         )

29. Companies owning securities    )    *
      of Depositor                 )
30. Controlling persons of Depositor    )    *

31. Compensation of Officers of    )    *
      Depositor                    )

32. Compensation of Directors      )    *

33. Compensation to Employees      )    *

34. Compensation to other persons  )    *

             IV.  Distribution and Redemption of Securities

35. Distribution of trust's securities  )    Public Offering
      by states                    )

36. Suspension of sales of trust's )    *
      securities                   )
37. Revocation of authority to     )    *
      distribute                   )

38. (a)  Method of distribution    )
                                   )
    (b)  Underwriting agreements   )    Public Offering
                                   )
    (c)  Selling agreements        )

39. (a)  Organization of principal )    *
           underwriter             )

    (b)  N.A.S.D. membership by    )    *
           principal underwriter   )

40. Certain fees received by       )    *
      principal underwriter        )

41. (a)  Business of principal     )    Trust Administration
           underwriter             )

    (b)  Branch offices or principal    )    *
           underwriter             )

    (c)  Salesmen or principal     )    *
           underwriter             )

42. Ownership of securities of     )    *
      the trust                    )

43. Certain brokerage commissions  )    *
      received by principal underwriter )

44. (a)  Method of valuation       )    Prospectus Front Cover Page
                                   )    Summary of Essential Financial
                                   )      Information
                                   )    Trust Operating Expenses
                                   )    Public Offering
    (b)  Schedule as to offering   )    *
           price                   )

    (c)  Variation in offering price    )    *
           to certain persons      )

46. (a)  Redemption valuation      )    Rights of Unitholders
                                   )    Trust Administration
    (b)  Schedule as to redemption )    *
           price                   )

47. Purchase and sale of interests )    Public Offering
      in underlying securities     )    Trust Administration

           V.  Information Concerning the Trustee or Custodian

48. Organization and regulation of )    Trust Administration
      Trustee                      )

49. Fees and expenses of Trustee   )    Summary of Essential Financial
                                   )      Information
                                   )    Trust Operating Expenses

50. Trustee's lien                 )    Trust Operating Expenses

     VI.  Information Concerning Insurance of Holders of Securities

51. Insurance of holders of trust's)    Cover Page
      securities                   )    Trust Operating Expenses

52. (a)  Provisions of trust agreement  )
           with respect to replacement  )    Trust Administration
           or elimination portfolio)
           securities              )

    (b)  Transactions involving    )
           elimination of underlying    )    *
           securities              )

    (c)  Policy regarding substitution  )
           or elimination of underlying )    Trust Administration
           securities              )

    (d)  Fundamental policy not    )    *
           otherwise covered       )

53. Tax Status of trust            )    Tax Status

               VII.  Financial and Statistical Information

54. Trust's securities during      )    *
      last ten years               )

55.                                )
56. Certain information regarding  )    *
57.   periodic payment certificates)
58.                                )

59. Financial statements (Instructions  )    Report of Independent
Certified
      1(c) to Form S-6)            )      Public Accountants
                                   )    Statement of Condition

______________________________________________
* Inapplicable, omitted, answer negative or not required





September 21, 1995

Preliminary Prospectus Dated September 21, 1995

Subject to Completion

Select Technology Growth Trust, Series 1

The Trust. Select Technology Growth Trust, Series 1 (the "Trust" ) is a unit investment trust which is contained in Van Kampen American Capital Equity Opportunity Trust, Series 19. The Trust offers investors the opportunity to purchase Units representing proportionate interests in a fixed, diversified portfolio of common stocks issued by U.S. based multi-national companies in the high-technology industry (the "Equity Securities" ). Unless terminated earlier, the Trust will terminate on September 21, 2000 (the " Mandatory Termination Date" ) and any Equity Securities then held will, within a reasonable time thereafter, be liquidated or distributed by the Trustee. Any Equity Securities liquidated at termination will be sold at the then current market value for such Equity Securities; therefore, the amount distributable in cash to a Unitholder upon termination may be more or less than the amount such Unitholder paid for his or her Units.

Objective of the Trust. The objective of the Trust is to provide the potential for capital appreciation by investing in a portfolio of common stocks issued by U.S. based multi-national companies in the high-technology industry. See "Portfolio." Each Unit of the Trust represents an undivided fractional interest in all the Equity Securities deposited in the Trust. There is, of course, no guarantee that the objective of the Trust will be achieved.

Public Offering Price. The Public Offering Price per Unit is equal to the aggregate underlying value of the Equity Securities plus or minus cash, if any, in the Capital and Income Accounts, divided by the number of Units outstanding, plus an initial sales charge equal to the difference between the maximum total sales charge of 4.9% of the Public Offering Price and the maximum deferred sales charge ($0.29 per Unit). Commencing on March 21, 1996, and on the 21st day of each month thereafter (except for September 1996), through September 20, 1996, a deferred sales charge of $0.0414 will be assessed per Unit per month. The monthly amount of the deferred sales charge will accrue on a daily basis from the 21st day of the month preceeding a deferred sales charge payment date. Unitholders will be assessed that portion of the deferred sales charge accrued from the time they became Unitholders of record. Units purchased subsequent to the initial deferred sales charge payment will be subject only to that portion of the deferred sales charge payments not yet collected. This deferred sales charge will be paid from funds in the Income Account, if sufficient, or from the periodic sale of Equity Securities. It is anticipated that Equity Securities may be sold during the first year of the Trust to pay a portion of the deferred sales charge. The total maximum sales charge assessed to Unitholders on a per Unit basis will be 4.9% of the Public Offering Price (5.152% of the aggregate value of the Securities), subject to reduction as set forth in "Public
Offering--General" . During the initial offering period, the sales charge is reduced on a graduated scale for sales involving at least 5,000 Units. If Units were available for purchase at the opening of business on the Initial Date of Deposit, the Public Offering Price per Unit would have been that amount set forth under "Summary of Essential Financial Information" .
For sales charges in the secondary market, see "Public Offering" . The minimum purchase is 100 Units (25 Units for a tax-sheltered retirement plan).

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Additional Deposits. The Sponsor may, from time to time during a period of up to approximately 6 months after the Initial Date of Deposit, deposit additional Equity Securities in the Trust, provided it maintains, as nearly as practicable, the original proportionate relationship of the Equity Securities in the Trust's portfolio. See "The Trust."

Dividend and Capital Distributions. Distributions of dividends and capital, if any, received by the Trust will be paid in cash on the applicable distribution date to Unitholders of record on the record date as set forth in the "
Summary of Essential Financial Information." The initial estimated distribution will be $.01 per Unit and will be made on June 30, 1996 to Unitholders of record on June 15, 1996. Any distribution of income and/or capital will be net of the expenses of the Trust. See "Tax Status." Additionally, upon termination of the Trust, the Trustee will distribute, upon surrender of Units for redemption, to each Unitholder his pro rata share of the Trust's assets, less expenses, in the manner set forth under "Rights of Unitholders--Distributions of Income and Capital."

Secondary Market for Units. After the initial offering period, although not obligated to do so, the Managing Underwriter intends to maintain a market for Units of the Trust and offer to repurchase such Units at prices which are based on the aggregate underlying value of Equity Securities in the Trust (generally determined by the closing sale prices of the listed Equity Securities and the bid prices of the over-the-counter traded Equity Securities), plus or minus a pro rata share of cash, if any, in the Capital and Income Accounts of the Trust. If a secondary market is maintained during the initial offering period, the prices at which Units will be repurchased will be based upon the aggregate underlying value of the Equity Securities in the Trust (generally determined by the closing sale prices of the listed Equity Securities and the ask prices of the over-the-counter traded Equity Securities), plus or minus a pro rata share of cash, if any, in the Capital and Income Accounts of the Trust. If a secondary market is not maintained, a Unitholder may redeem Units through redemption at prices based upon the aggregate underlying value of the Equity Securities in the Trust (generally determined by the closing sale prices of the listed Equity Securities and the bid prices of the over-the-counter traded Equity Securities), plus or minus a pro rata share of cash, if any, in the Capital and Income Accounts of the Trust. A Unitholder tendering 2,500 Units or more for redemption may request an In Kind Distribution of shares of Equity Securities (reduced by customary transfer and registration charges) in lieu of payment in cash. See "Rights of Unitholders--Redemption of Units."

Termination. Commencing on the Mandatory Termination Date, Equity Securities will begin to be sold in connection with the termination of the Trust. The Sponsor will determine the manner, timing and execution of the sale of the Equity Securities. At least 60 days prior to the Mandatory Termination Date the Trustee will provide written notice thereof to all Unitholders and will include with such notice a form to enable Unitholders to elect a distribution of shares of Equity Securities if such Unitholder owns at least 2,500 Units of the Trust rather than to receive payment in cash for such Unitholder's pro rata share of the amounts realized upon the disposition by the Trustee of Equity Securities. All Unitholders will receive cash in lieu of any fractional shares. To be effective, the election form, and other documentation required by the Trustee, must be returned to the Trustee at least ten business days prior to the Mandatory Termination Date. Unitholders not electing a distribution of shares of Equity Securities will receive a cash distribution from the sale of the remaining Securities within a reasonable time after the Trust is terminated. See "Trust Administration--Amendment or
Termination."

Reinvestment Option. Unitholders have the opportunity to have their distributions reinvested into additional Units of the Trust subject only to the deferred sales charge payments as described herein. The reinvestment option will be subject to availability of Units and the Sponsor may suspend or terminate the reinvestment option at any time. See "Rights of Unitholders--Reinvestment Option."

Risk Factors. An investment in the Trust should be made with an understanding of the risks associated therewith, including, among other factors, the possible deterioration of either the financial condition of the issuers or the general condition of the stock market, volatile interest rates, economic recession, and risks specific to the high-technology industry such as rapid product obsolescence due to dynamic industry development. The Trust is not actively managed and Equity Securities will not be sold by the Trust to take advantage of market fluctuations or changes in anticipated rates of appreciation. Units of the Trust are not deposits or obligations of, or guaranteed or endorsed by, any bank and are not federally insured or otherwise protected by the Federal Deposit Insurance Corporation, the Federal Reserve Board or any other agency and involve investment risk, including the possible loss of principal. See "Risk Factors."

                     Summary of Essential Financial Information
As of the Close of Business on the Day Before the Initial Date of Deposit: September 20, 1995
Managing Underwriter and Sub-Supervisor(1): Gruntal & Co., Incorporated
                                   Sponsor: Van Kampen American Capital Distributors, Inc.
                             Supervisor(1): Van Kampen American Capital Investment Advisory Corp.
                                            (A subsidiary of the Sponsor)
                                 Evaluator: American Portfolio Evaluation Services
                                            (A division of a subsidiary of the Sponsor)
                                   Trustee: The Bank of New York

GENERAL INFORMATION
Number of Units......................................................................................................       100,000
Fractional Undivided Interest in the Trust per Unit..................................................................     1/100,000
Public Offering Price:
Aggregate Value of Equity Securities in Portfolio <F2>............................................................... $     977,828
Aggregate Value of Equity Securities per Unit........................................................................ $        9.78
Maximum Sales Charge 4.9% (5.152% of the Aggregate Value of Equity Securities per Unit) <F3>......................... $         .49
Less Deferred Sales Charge per Unit.................................................................................. $         .29
Public Offering Price per Unit <F3><F4>.............................................................................. $        9.98
Redemption Price per Unit............................................................................................ $        9.78
Secondary Market Repurchase Price per Unit .......................................................................... $        9.78
Excess of Public Offering Price per Unit over Redemption Price per Unit.............................................. $         .20

Supervisor's Annual Supervisory Fee <F1>..........Maximum of $.0025 per Unit
Evaluator's Annual Evaluation Fee.................Maximum of $.0025 per Unit
Evaluation Time...................................4:00 P.M. New York time
Mandatory Termination Date........................September 21, 2000
Minimum Termination Value.........................The Trust may be terminated if the net asset value of the Trust is less than 40% of the total value of Equity Securities deposited in the Trust during the primary offering period

Calculation of Estimated Net Annual Dividends per Unit <F5>
Estimated Gross Annual Dividends per Unit............................................................................ $      .03276
Less: Estimated Annual Expense per Unit ............................................................................. $      .02310
Estimated Net Annual Dividends per Unit ............................................................................. $      .00966

Trustee's Annual Fee............................$ .008 per Unit
Estimated Annual Organizational Expenses <F6>...$ .0059 per Unit
                                                Fifteenth day of June
Income Account Record Date......................and December
                                                Last day of June and
Income Account Distribution Date................December
                                                Fifteenth day of
Capital Account Record Date.....................December
Capital Account Distribution Date <F7>..........Last day of December

<F1>Pursuant to a contractual arrangement with the Supervisor, Gruntal & Co.,
Incorporated will provide to the Supervisor on an agency basis supervisory services in return for the entire supervisory fee.

<F2>Each Equity Security listed on a national securities exchange is valued at the closing sale price, or if the Equity Security is not so listed, at the ask price thereof.

<F3>The Maximum Sales Charge consists of an initial sales charge and a deferred sales charge. The initial sales charge is applicable to all Units and represents an amount equal to the difference between the Maximum Sales Charge of 4.9% of the Public Offering Price and the amount of the maximum deferred sales charge of $0.29 per Unit. Subsequent to the Initial Date of Deposit, the amount of the initial sales charge will vary with changes in the aggregate value of the Securities in the Trust. In addition to the initial sales charge, Unitholders will pay a deferred sales charge of $0.0414 per Unit commencing March 21, 1996 and on the 21st day of each month thereafter (except for September 1996) through September 20, 1996. Units purchased subsequent to the initial deferred sales charge payment will be subject only to that portion of the deferred sales charge payments not yet collected. These deferred sales charge payments will be paid from funds in the Income Account, if sufficient, or from the periodic sale of Securities. The total maximum sales charge will be 4.9% of the Public Offering Price (5.152% of the aggregate value of the Securities in the Trust). See the "Fee Table" below and "Public
Offering Price--Offering Price" . On the Initial Date of Deposit there will be no cash in the Income or Capital Accounts. Anyone ordering Units after such date will have included in the Public Offering Price a pro rata share of any cash in such Accounts.

<F4>Commencing on September 23, 1996, the secondary market sales charge will not include deferred payments but will instead include only a one-time initial sales charge of 4.4% of the Public Offering Price and will decrease by .5 of 1% on each subsequent September 23 to a minimum sales charge of 2.9% as described under "Public Offering" .

<F5>Estimated annual dividends are based on annualizing the most recently paid quarterly or semi-annual ordinary dividends.

<F6>The Trust (and therefore Unitholders) will bear all or a portion of its organizational costs (including costs of preparing the registration statement, the trust indenture and other closing documents, registering Units with the Securities and Exchange Commission and states, the initial audit of the Trust portfolio and the initial fees and expenses of the Trustee but not including the expenses incurred in the preparation and printing of brochures and other advertising materials and any other selling expenses) as is common for mutual funds. Estimated organizational expenses will be amortized over the life of the Trust. See "Expenses of the Trust" and "Statement of Condition." Historically, the sponsors of unit investment trusts have paid all the costs of establishing such trusts. Estimated Annual Organizational Expenses have been estimated based on a projected trust size of $20,000,000. To the extent the Trust is larger or smaller, the actual organizational expenses paid by the Trust (and therefore by Unitholders) will vary from the estimated amount set forth above.

<F7>Distributions from the Capital Account will be made monthly on the last day of the month to Unitholders of record on the fifteenth day of such month if the amount available for distribution equals at least $0.01 per Unit.

FEE TABLE

This Fee Table is intended to assist investors in understanding the costs and expenses that an investor in the Trust will bear directly or indirectly. See "Public Offering Price--Offering Price" and "Trust Operating Expenses" . Although the Trust has a term of five years, and is a unit investment trust rather than a mutual fund, this information is presented to permit a comparison of fees.

                                                                                                          Amount Per
Unitholder Transaction Expenses                                                                           100 Units
 Maximum Initial Sales Charge Imposed on Purchase (as a percentage of offering price)     2.00% <F1>     $    20.00
 Deferred Sales Charge per Year (as a percentage of original purchase price)              2.90% <F2>          29.00
                                                                                          4.90%          $    49.00
Estimated Annual Trust Operating Expenses
(as a percentage of average net assets)
 Trustee's Fee                                                                            0.080%         $     0.80
 Portfolio Supervision and Evaluation Fees                                                0.050%               0.50
 Organizational Expenses                                                                  0.059%               0.59
 Other Operating Expenses                                                                 0.042%               0.42
Total                                                                                     0.231%         $     2.31

Example

                                                                                      Cumulative Expenses Paid for Period of:
                                                                                     1 Year      3 Years     5 Years      10 Years
An investor would pay the following expenses on a $1,000 investment, assuming the estimated operating expense ratio of 0.231% and the applicable sales charge on the
Trust and a 5% annual return on the investment throughout the periods                $        51 $       114 $       179 $   352

The example assume reinvestment of all dividends and distributions and utilizes a 5% annual rate of return as mandated by Securities and Exchange
Commission regulations applicable to mutual funds. For purposes of the example, the deferred sales charge imposed on reinvestment of dividends is not reflected until the year following payment of the dividend; the cumulative expenses would be higher if sales charges on reinvested dividends were reflected in the year of reinvestment. The examples should not be considered representations of past or future expenses or annual rate of return; the actual expenses and annual rate of return may be more or less than those assumed for purposes of the examples.

<F1>The Maximum Initial Sales Charge is actually the difference between 4.90% and the maximum deferred sales charge ($29.00 per 100 Units) and would exceed 2% if the Public Offering Price exceeds $1,000 per 100 Units or would be less than 2% if the Public Offering Price is less than $1,000 per 100 Units.

<F2>The actual fee is $2.90 per month per 100 Units, irrespective of purchase or redemption price, deducted monthly commencing March 21, 1996 through September 20, 1996. If a Unitholder sells or redeems Units before all of these deductions have been made, the balance of the deferred sales charge payments remaining will be deducted from the sales or redemption proceeds. If Unit price exceeds $10 per Unit, the deferred portion of the sales charge will be less than 2.90%; if Unit price is less than $10 per Unit, the deferred portion of the sales charge will exceed 2.90%. Units purchased subsequent to the initial deferred sales charge payment will be subject to only that portion of the deferred sales charge payments not yet collected.

<F3>Reinvested dividends will be subject only to the deferred sales charge remaining at the time of reinvestment. See "Rights of Unitholders
--Reinvestment Option" .

THE TRUST

Van Kampen American Capital Equity Opportunity Trust, Series 19 is comprised of one unit investment trust, Select Technology Growth Trust, Series 1 (the "Trust" ). The Trust was created under the laws of the State of New
York pursuant to a Trust Indenture and Agreement (the "Trust Agreement"
), dated the date of this Prospectus (the "Initial Date of Deposit" ), among Van Kampen American Capital Distributors, Inc., as Sponsor, American Portfolio Evaluation Services, a division of Van Kampen American Capital Investment Advisory Corp., as Evaluator, Van Kampen American Capital Investment Advisory Corp., as Supervisor and The Bank of New York, as Trustee.

The Trust may be an appropriate medium for investors who desire to participate in a diversified portfolio of equity securities issued by U.S. based multi-national companies in the high-technology industry. Diversification of assets in the Trust will not eliminate the risk of loss always inherent in the ownership of securities. For a breakdown of the portfolio see "Trust Portfolio."

On the Initial Date of Deposit, the Sponsor deposited with the Trustee the Equity Securities indicated under "Portfolio" herein, including delivery statements relating to contracts for the purchase of certain such Equity Securities and an irrevocable letter of credit issued by a financial institution in the amount required for such purchases. Thereafter, the Trustee, in exchange for such Equity Securities (and contracts) so deposited, delivered to the Sponsor documentation evidencing the ownership of that number of Units of the Trust indicated in "Summary of Essential Financial Information." Unless otherwise terminated as provided in the Trust
Agreement, the Trust will terminate on the Mandatory Termination Date and Equity Securities then held will within a reasonable time thereafter be liquidated or distributed by the Trustee.

Additional Units of the Trust may be issued at any time by depositing in the Trust additional Equity Securities, contracts to purchase securities or irrevocable letters of credit or cash with instructions to purchase additional Equity Securities in exchange for the corresponding number of additional Units. As additional Units are issued by the Trust as a result of the deposit of additional Equity Securities by the Sponsor, the aggregate value of the securities in the Trust will be increased and the fractional undivided interest in the Trust represented by each Unit will be decreased. The Sponsor may continue to make additional deposits of Equity Securities (or cash or a letter of credit with instructions to purchase additional Equity Securities) into the Trust for a period of up to 6 months following the Initial Date of Deposit, provided that such additional deposits will be in amounts which will maintain, as nearly as is practicable, the original proportionate relationship of the Equity Securities in the Trust's portfolio. Any deposit by the Sponsor of additional Securities will duplicate, as nearly as practicable, this original proportionate relationship and not the actual proportionate relationship on the subsequent date of deposit, since the actual proportionate relationship may be different than the original proportionate relationship. Any such difference may be due to the sale, redemption or liquidation of any of the Equity Securities deposited in the Trust on the Initial, or any subsequent, Date of Deposit.

Each Unit of the Trust initially offered represents an undivided interest in the Trust. To the extent that any Units are redeemed by the Trustee or additional Units are issued as a result of additional Equity Securities being deposited by the Sponsor, the fractional undivided interest in the Trust represented by each unredeemed Unit will increase or decrease accordingly, although the actual interest in the Trust represented by such fraction will remain unchanged. Units will remain outstanding until redeemed upon tender to the Trustee by Unitholders, which may include the Managing Underwriter, or until the termination of the Trust Agreement.

OBJECTIVES AND SECURITIES SELECTION

The objective of the Trust is to provide investors with the potential for capital appreciation. The portfolio is described under "Trust
Portfolio" and "Portfolio" herein. The Trust seeks to achieve its objective through a portfolio of domestic equity securities of industry market leaders that present the potential for growth in the expanding areas of communications, large-scale computers, semiconductors and semiconductor fabrication equipment. By investing in a number of areas within the computer industry, the Trust seeks to provide diversity which may help to minimize the effects of rapidly changing product life cycles and stock market fluctuations inherent to the high-technology industry. An investor will be subjected to taxation on the dividend income, if any, received from the Trust and on gains from the sale or liquidation of Equity Securities (see "Tax Status" ). Investors should be aware that there is not any guarantee that the objective of the Trust will be achieved because the market value of the Equity Securities can be affected by a variety of factors. Common stocks may be especially susceptible to general stock market movements and to volatile increases and decreases of value as market confidence in and perceptions of the issuers change. Investors should be aware that there can be no assurance that the value of the underlying Equity Securities will increase or that the issuers of the Equity Securities will pay dividends on outstanding common shares. Any distributions of income will generally depend upon the declaration of dividends by the issuers of the Equity Securities and the declaration of any dividends depends upon several factors including the financial condition of the issuers and general economic conditions.

In the opinion of Gruntal & Co., Incorporated, the high-technology industry offers an attractive investment opportunity for investors seeking the potential for long-term growth. The high-technology industry is currently dominated worldwide by a relatively small number of U.S. companies that have created today's technology and are developing the technology of the future. Gruntal & Co., believes that an expanding worldwide market, lower prices and increased ease of use should generate substantial growth for personal computers and all related products. Accordingly, Gruntal & Co. believes that the computer industry is just entering its adolescence and the universal appeal of personal computers will continue to drive demand for years to come. Multitudes of new buyers are seeking new technological products for personal use and personal computers have become affordably priced systems for many buyers in less-developed countries. Consumers already use computers for shopping, paying bills, sending letters, entertainment and education, and as the industry grows, consumers are likely to buy personal computers to travel the information highway. Furthermore, companies dedicated to improving productivity are continually investing in and upgrading computers to remain competitive--according to industry estimates, there are 50 personal computers installed per 100 workers in the U.S. compared to 22 in western Europe, 17 in Japan and even less in other countries, representing an opportunity for worldwide growth. Because technology has become a vital part of life and a key to the economic future of businesses and individuals, Gruntal & Co. anticipates more growth in the high-technology sector than almost any other industry. In selecting the Equity Securities, Gruntal & Co. considered the following factors, among others: the company's ability to develop leading-edge technology, attractiveness of market fundamentals, management's ability to succeed in a rapidly changing environment, the development of a company's product line, the company's strength within its sector and maintaining portfolio diversification within the high-technology industry.

The Equity Securities were selected by Gruntal & Company's high-technology market analyst team, Roxane Googin and Mona Eraiba. Roxane Googin received her M.B.A. from the University of Virginia, her B.S. in Engineering from the University of Tennessee, and she has over 10 years of experience in the high-technology industry. Ms. Googin recently earned The Wall Street Journal's top All-Star Analyst ranking in the computer networking stocks sector. In selecting the Equity Securities, Ms. Googin concentrated on identifying the growth potential of U.S. computer companies involved in the areas of communications and large-scale computing. Mona Eraiba received her M.B.A. from Columbia University in New York, her B.S. in Electrical Engineering from Washington University and has over 12 years of investment experience, including a specialization in high-technology issues. In selecting the Equity Securities, Ms. Eraiba concentrated on the potential growth found in equities of companies involved in the areas of semiconductors and semiconductor fabrication equipment. Investors should be aware that members of the Managing Underwriter's research department, including Ms. Googin and Ms. Eraiba, are compensated based on brokerage commissions generated from their research and on the dollar amount of sales of the Trust. In addition, Ms. Googin and Ms. Eraiba may trade the Equity Securities in their own personal accounts.

Investors should be aware that the Trust is not a "managed" fund and as a result the adverse financial condition of a company will not result in its elimination from the portfolio except under extraordinary circumstances (see "Trust Administration--Portfolio Administration" ). In addition,
Equity Securities will not be sold by the Trust to take advantage of market fluctuations or changes in anticipated rates of appreciation. Investors should note in particular that the Equity Securities were selected by the Managing Underwriter prior to the Initial Date of Deposit and the portfolio is designed to achieve the objective of the Trust over the entire term of the Trust. The Trust may continue to purchase or hold Equity Securities originally selected through this process even though the evaluation of the attractiveness of the Equity Securities may have changed and, if the evaluation were performed again at that time, the Equity Securities would not be selected for the Trust.

TRUST PORTFOLIO

The Trust consists of the following 24 issues of Equity Securities issued by U.S. based multi-national companies in the high-technology industry. All of the Equity Securities are listed on a national securities exchange, the NASDAQ National Market System or traded in the over-the-counter market. Each of the companies whose Equity Securities are included in the portfolio were selected based upon those factors referred to under "Objectives and Securities Selection" above. The following is a general description of each of the companies included in the Trust.

Adobe Systems, Inc. develops, markets and supports computer software product and technologies. The company's products allow users to create, display, print and communicate electronic documents. Adobe licenses its technology to major computer, printing and publishing suppliers and markets a line of products for home and small business users.

Applied Materials, Inc. develops, manufactures, sells and services semiconductor wafer fabrication equipment worldwide. The company's products include deposition, etching and ion implantation systems. Applied Materials also has an equity interest in Applied Komatsu Technology, Inc., which produces thin film transistor fabrication systems for float panel displays.

Autodesk, Inc. is a worldwide supplier of design and PC software. The company develops, markets and supports a family of design and professional multi-media software and component technologies for use on personal computers and workstations.

Cascade Communications Corporation designs, develops and maintains a line of multi-service wide area network (WAN) switches. The switches allow network users to direct and manage communications across WANs that use different network services. Cascade markets its products to public network carriers including, Competitive Access Providers, Regional Bell Operating Companies and local carriers.

Cisco System, Inc. develops, manufactures, markets and supports multi-protocol inter-networking systems that enable customers to build large scale computer networks. The principal products include routers with concurrent bridging and terminal servers. The company sells its products internationally to system integrators who then resell the products primarily to government customers.

Cypress Semiconductor Corporation designs and manufactures digital integrated circuits that are used in applications of proprietary sub-micron complementary metal oxide silicon technologies. The products are marketed nationwide to personal computer, mainframe computer, workstation, military and aerospace, telecommunications and instrumentation markets.

Hewlett-Packard Company designs, manufactures and services electronic measurement, analysis and computation instruments. The company produces computers, calculators, workstations, video displays, printers, disc and tape drives, medical diagnostic and monitoring devices and mass spectrometers. Hewlett-Packard sells its products in the United States and other countries.

Informix Corporation develops and markets computer software. The company produces database management programs and combination database management, word processor and spreadsheet packages which run on minicomputers, microcomputers and personal computers. Informix sells its software in the United States, Japan and other countries.

Intel Corporation designs, manufactures and sells microcomputer components and related products. The company's products include microprocessors, embedded products, memory chips, computer modules and boards, network and communication hardware and software products, personal conferencing software and cards and parallel supercomputers. Intel sells its products worldwide.

International Business Machines Corporation manufactures mainframe computers and other information processing equipment. The company also supplies micro and personal computers, software and networking products and peripheral equipment. Products are sold or leased for use in business, government, science, education, space, medicine and other areas on a worldwide basis.

LSl Logic Corporation designs, makes, markets and provides service for application specific integrated circuits, microprocessors and application specific standard product such as chip sets and graphics board. Products are primarily marketed to manufacturers in the computer, telecommunications, consumer and defense industries.

Lattice Semiconductor Corporation designs, develops and markets high speed programmable logic devices (PLD's). The proprietary PLD's provide electronic systems customers with quickly designed, easily configured components. The products are marketed worldwide to original equipment manufacturers of microcomputers, graphic systems, workstations, telecommunication and industrial controls.

Linear Technology Corporation manufactures linear integrated circuits. The company produces operational and instrumentation amplifiers, voltage and switching regulators, voltage references, monolithic switched-capacitor filters, high frequency and high current voltage converters and other circuits. Linear sells its products to original equipment manufacturers in the United States and other countries.

Microsoft Corporation develops, manufactures, licenses and supports computer software products. The company offers the "Microsoft MS-DOS" and "
Microsoft Windows" operating systems, networking products, "Microsoft Access" , "Microsoft FoxPro" and "Microsoft SOL Server" database management products, "Microsoft Excel" spreadsheet, books and other business and consumer products.

Motorola, Inc. designs, manufactures and sells, mainly under the Motorola brand, a diversified line of electronic equipment and components. These products include two-way land mobile communications systems, paging and other electronic communication systems, semiconductors and electronic equipment for military and aerospace use.

National Semiconductor Corporation designs, develops, manufactures and markets a variety of semiconductor products. These products include microprocessors, linear and digital integrated circuits, hybrid circuits and subsystems, electronic packaging and miscellaneous services and supplies for the semiconductor industry worldwide.

Netscape Communications Corporation provides software for the exchange of information and commerce over the internet or private Internet Protocol networks. The company designs its products for high performance, ease of use and security. Netscape sells its products worldwide.

Octel Communications Corporation designs, manufactures and markets voice processing systems which are sold primarily to large corporate customers and providers of voice information services in the United States and abroad. The company provides a broad family of products, features, telephone switch integrations and networking capabilities.

Oracle Corporation designs, develops, markets and supports computer software products with a variety of uses, including database management, applications development, decision support, end user applications and office automation. Oracle's primary product, the Oracle Relational Database Management System, runs on a broad range of mainframes, minicomputers, microcomputers and PC's.

Seagate Technology, Inc. produces and markets over a 100 rigid disc drive models with form factors up to 9 Gigabytes. These drives record, store and retrieve digital information that cannot be stored in its entirety in the central processing unit. The company's products are distributed to original equipment manufacturers, value added resellers and various dealers.

Tellabs, Inc. designs, assembles, markets and services voice and data networking products used by providers of telecommunications services in public and private voice data networks worldwide. These products include digital systems, data communications systems and network access systems. Customers include Bell companies, independent telephone companies, government agencies and businesses.

Teradyne, Inc. manufactures electronic systems, software and electronic connection systems. The company's electronics systems and software are used in the design and testing of electronic components. Teradyne also manufactures backplane connection systems, which are used to support circuit boards in an electronic assembly.

Texas Instruments, Inc. manufactures and sells electronic products. The company's products include semiconductors, control devices, radar, missile guidance systems, printers and calculators. Texas Instruments sells to governmental, industrial and consumer markets.

VLSl Technology, Inc. designs, manufactures and markets application-specific integrated circuits and application-specific standard products to meet the needs of a customer with a highly specialized product requirement. The products are sold to original equipment manufacturers through direct sales force, commissioned representatives and distributors worldwide.

General. The Trust consists of such of the Equity Securities listed under " Portfolio" as may continue to be held from time to time in the Trust and any additional Equity Securities acquired and held by the Trust pursuant to the provisions of the Trust Agreement together with cash held in the Income and Capital Accounts. Neither the Sponsor nor the Trustee shall be liable in any way for any failure in any of the Equity Securities. However, should any contract for the purchase of any of the Equity Securities initially deposited hereunder fail, the Sponsor will, unless substantially all of the moneys held in the Trust to cover such purchase are reinvested in substitute Equity Securities in accordance with the Trust Agreement, refund the cash and sales charge attributable to such failed contract to all Unitholders on the next distribution date.

Because certain of the Equity Securities from time to time may be sold under certain circumstances described herein, and because the proceeds from such events will be distributed to Unitholders and will not be reinvested, no assurance can be given that the Trust will retain for any length of time its present size and composition. Although the portfolio is not managed, the Sponsor may instruct the Trustee to sell Equity Securities under certain limited circumstances. Pursuant to the Trust Agreement and with limited exceptions, the Trustee may sell any securities or other property acquired in exchange for Equity Securities such as those acquired in connection with a merger or other transaction. If offered such new or exchanged securities or property, the Trustee shall reject the offer. However, in the event such securities or property are nonetheless acquired by the Trust, they may be accepted for deposit in the Trust and either sold by the Trustee or held in the Trust pursuant to the direction of the Sponsor (who may rely on the advice of the Supervisor). See "Trust Administration--Portfolio
Administration." Equity Securities, however, will not be sold by the Trust to take advantage of market fluctuations or changes in anticipated rates of appreciation or depreciation.

Unitholders will be unable to dispose of any of the Equity Securities as such and will not be able to vote the Equity Securities. As the holder of the Equity Securities, the Trustee will have the right to vote all of the voting stocks in the Trust and will vote such stocks in accordance with the instructions of the Sponsor.

The Managing Underwriter may acquire the Equity Securities for the Sponsor. The Managing Underwriter in its general securities business acts as agent or principal in connection with the purchase and sale of equity securities, including the Equity Securities in the Trust, and may act as a market maker in certain of the Equity Securities. The Managing Underwriter may also, from time to time, issue reports on and make recommendations relating to equity securities, which may include the Equity Securities. From time to time the Managing Underwriter may act as investment banker or an employee or affiliate may be a director of a company whose shares are included among the Equity Securities; nonpublic information concerning such a company would not be disclosed to the Managing Underwriter or for the benefit of the Trust under such circumstances.

RISK FACTORS

 An investment in Units of the Trust should be made with an understanding of the characteristics of the high-technology industry and the risks which such an investment may entail. The market for high-technology products is characterized by rapidly changing technology, rapid product obsolescence, cyclical market patterns, evolving industry standards and frequent new product introductions. The success of the issuers of the Equity Securities depends in substantial part on the timely and successful introduction of new products. An unexpected change in one or more of the technologies affecting an issuer's products or in the market for products based on a particular technology could have a material adverse affect on an issuer's operating results. Furthermore, there can be no assurance that the issuers of the Equity Securities will be able to respond timely to compete in the rapidly developing marketplace.

Based on trading history of common stock, factors such as announcements of new products or development of new technologies and general conditions of the industry have caused and are likely to cause the market price of high-technology common stocks to fluctuate substantially. In addition, technology company stocks have experienced extreme price and volume fluctuations that often have been unrelated to the operating performance of such companies. This market volatility may adversely affect the market price of the Equity Securities and therefore the ability of a Unitholder to redeem Units at a price equal to or greater than the original price paid for such Units.

Some key components of certain products of technology issuers are currently available only from single sources. There can be no assurance that in the future suppliers will be able to meet the demand for components in a timely and cost effective manner. Accordingly, an issuer's operating results and customer relationships could be adversely affected by either an increase in price for, or an interruption or reduction in supply of, any key components. Additionally, many technology issuers are characterized by a highly concentrated customer base consisting of a limited number of large customers who may require product vendors to comply with rigorous industry standards. Any failure to comply with such standards may result in a significant loss or reduction of sales. Because many products and technologies of technology companies are incorporated into other related products, such companies are often highly dependent on the performance of the personal computer, electronics and telecommunications industries. There can be no assurance that these customers will place additional orders, or that an issuer of Equity Securities will obtain orders of similar magnitude as past orders from other customers. Similarly, the success of certain technology companies is tied to a relatively small concentration of products or technologies. Accordingly, a decline in demand of such products, technologies or from such customers could have a material adverse impact on issuers of the Equity Securities.

Certain issuers of the Equity Securities may derive a significant amount of business in foreign markets. Many countries, especially emerging market countries, have regulatory requirements that differ from U.S. requirements and are characterized by less developed and more volatile economies. International sales and operations are subject to certain risks, including unexpected changes in regulatory environments, exchange rates, tariffs and other barriers, political and economic instability and potentially adverse tax consequences. All of these factors could have a material adverse impact on the financial condition of certain issuers.

Many technology companies rely on a combination of patents, copyrights, trademarks and trade secret laws to establish and protect their proprietary rights in their products and technologies. There can be no assurance that the steps taken by the issuers of the Equity Securities to protect their proprietary rights will be adequate to prevent misappropriation of their technology or that competitors will not independently develop technologies that are substantially equivalent or superior to such issuer's technology.

An investment in Units should also be made with an understanding of the risks which an investment in common stocks entail, including the risk that the financial condition of the issuers of the Equity Securities or the general condition of the common stock market may worsen and the value of the Equity Securities and therefore the value of the Units may decline. Common stocks are especially susceptible to general stock market movements and to volatile increases and decreases of value as market confidence in and perceptions of the issuers change. The perceptions are based on unpredictable factors including expectations regarding government, economic, monetary and fiscal policies, inflation and interest rates, economic expansion or contraction, and global or regional political, economic or banking crises. Shareholders of common stocks have rights to receive payments from the issuers of those common stocks that are generally subordinate to those of creditors of, or holders of debt obligations or preferred stocks of, such issuers. Shareholders of common stocks of the type held by the Trust have a right to receive dividends only when and if, and in the amounts, declared by the issuer's board of directors and have a right to participate in amounts available for distribution by the issuer only after all other claims on the issuer have been paid or provided for. Common stocks do not represent an obligation of the issuer and, therefore, do not offer any assurance of income or provide the same degree of protection of capital as do debt securities. The issuance of additional debt securities or preferred stock will create prior claims for payment of principal, interest and dividends which could adversely affect the ability and inclination of the issuer to declare or pay dividends on its common stock or the rights of holders of common stock with respect to assets of the issuer upon liquidation or bankruptcy. The value of common stocks is subject to market fluctuations for as long as the common stocks remain outstanding, and thus the value of the Equity Securities may be expected to fluctuate over the life of the Trust to values higher or lower than those prevailing on the Initial Date of Deposit.

Holders of common stocks incur more risk than holders of preferred stocks and debt obligations because common stockholders, as owners of the entity, generally have inferior rights to receive payments from the issuer in comparison with the rights of creditors of, or holders of debt obligations or preferred stocks issued by, the issuer. Cumulative preferred stock dividends must be paid before common stock dividends and any cumulative preferred stock dividend omitted is added to future dividends payable to the holders of cumulative preferred stock. Preferred stockholders are also generally entitled to rights of liquidation which are senior to those of common stockholders.

TAX STATUS

Federal Taxation. The following is a general discussion of certain of the federal income tax consequences of the purchase, ownership and disposition of the Units. The summary is limited to investors who hold the Units as " capital assets" (generally, property held for investment) within the meaning of Section 1221 of the Internal Revenue Code of 1986 (the "
Code" ). Unitholders should consult their tax advisers in determining the federal, state, local and any other tax consequences of the purchase, ownership and disposition of Units in the Trust.

In the opinion of Chapman and Cutler, special counsel for the Sponsor, under existing law:

1. The Trust is not an association taxable as a corporation for federal income tax purposes; each Unitholder will be treated as the owner of a pro rata portion of the assets of the Trust under the Code; and the income of the Trust will be treated as income of the Unitholders thereof under the Code. Each Unitholder will be considered to have received his pro rata share of income derived from the Trust asset when such income is received by the Trust.

2. Each Unitholder will have a taxable event when the Trust disposes of an Equity Security (whether by sale, exchange, redemption, or payment at maturity) or upon the sale or redemption of Units by such Unitholder. The price a Unitholder pays for his Units, including sales charges, is allocated among his pro rata portion of each Equity Security held by the Trust (in proportion to the fair market values thereof on the date the Unitholder purchase his Units) in order to determine his initial cost for his pro rata portion of each Equity Security held by the Trust. For federal income tax purposes, a Unitholder's pro rata portion of dividends as defined by Section 316 of the Code paid with respect to an Equity Security held by the Trust are taxable as ordinary income to the extent of such corporation's current and accumulated "earnings and profits" . A Unitholder's pro rata portion of dividends paid on such Equity Security which exceed such current and accumulated earnings and profits will first reduce a Unitholder's tax basis in such Equity Security, and to the extent that such dividends exceed a Unitholder's tax basis in such Equity Security shall generally be treated as capital gain. In general, any such capital gain will be short-term unless a Unitholder has held his Units for more than one year.

3. A Unitholder's portion of gain, if any, upon the sale or redemption of Units or the disposition of Equity Securities held by the Trust will generally be considered a capital gain except in the case of a dealer or a financial institution and, in general, will be long-term if the Unitholder has held his Units for more than one year (the date on which the Units are acquired (i.e., the "trade date" ) is excluded for purposes of determining whether the Units have been held for more than one year). A Unitholder's portion of loss, if any, upon the sale or redemption of Units or the disposition of Equity Securities held by the Trust will generally be considered a capital loss except in the case of a dealer or a financial institution and, in general, will be long-term if the Unitholder has held his Units for more than one year. Unitholders should consult their tax advisers regarding the recognition of such capital gains and losses for federal income tax purpose.

4. The Code provides that "miscellaneous itemized deductions" are allowable only to the extent that they exceed two percent of an individual taxpayer's adjusted gross income. Miscellaneous itemized deductions subject to this limitation under present law include a Unitholder's pro rata share of expenses paid by the Trust, including fees of the Trustee, Supervisor and the Evaluator.

5. The Unitholder's basis in his Units will be equal to the cost of his Units, including the initial sales charge. A portion of the sales charge is deferred. The proceeds received by a Unitholder upon any termination of the Trust or redemption of Units prior to collection of the entire deferred sales charge amount will reflect deduction of the deferred amount (the "Deferred Sales Charge Amount" ). The annual statement and the relevant tax reporting forms received by Unitholders will reflect the actual amounts paid to them, net of the Deferred Sales Charge Amount. Accordingly, Unitholders should not increase their basis in their Units by the Deferred Sales Charge Amount.

Dividends Received Deduction. A corporation that owns Units will generally be entitled to a 70% dividends received deduction with respect to such Unitholder's pro rata portion of dividends received by the Trust (to the extent such dividends are taxable as ordinary income, as discussed above) in the same manner as if such corporation directly owned the Equity Securities paying such dividends (other than corporate Unitholders, such as "S" corporations, which are not eligible for the deduction because of their special characteristics' and other than for purposes of special taxes such as the accumulated earnings tax and the personal holding corporation tax). However, a corporation owning Units should be aware that Sections 246 and 246A of the Code impose additional limitations on the eligibility of dividends for the 70% dividends received deduction. These limitations include a requirement that stock (and therefore Units) must generally be held at least 46 days (as determined under Section 246(c) of the Code). Proposed regulations have been issued which address special rules that must be considered in determining whether the 46 day holding requirement is met. Moreover, the allowable percentage of the deduction will be reduced from 70% if a corporate Unitholder owns certain stock (or Units) the financing of which is directly attributable to indebtedness incurred by such corporation. It should be noted that various legislative proposals that would affect the dividends received deduction have been introduced. Unitholders should consult with their tax advisers with respect to the limitations on and possible modifications to the dividends received deduction.

Recognition of Taxable Gain or Loss Upon Disposition of Equity Securities by the Trust or Disposition of Units. As discussed above, a Unitholder may recognize taxable gain (or loss) when an Equity Security is disposed of by the Trust or if the Unitholder disposes of a Unit. For taxpayers other than corporations, net capital gains are subject to a maximum marginal stated tax rate of 28%. However, it should be noted that legislative proposals are introduced from time to time that affect tax rates and could affect relative differences at which ordinary income and capital gains are taxed.

The Revenue Reconciliation Act of 1993 (the "Act" ) raised tax rates on ordinary income while capital gains remain subject to a 28% maximum stated rate for taxpayers other than corporations. Because some or all capital gains are taxed at a comparatively lower rate under the Act, the Act includes a provision that would recharacterize capital gains as ordinary income in the case of certain financial transactions that are "conversion transactions" effective for transactions entered into after April 30, 1993. Unitholders and prospective investors should consult with their tax advisers regarding the potential effect of this provision on their investment in Units.

Special Tax Consequences of In Kind Distributions Upon Redemption of Units or Termination of the Trust. As discussed in "Rights of Unitholders--Redemption of Units" , under certain circumstances a Unitholder tendering Units for redemption may request an In Kind Distribution. A Unitholder may also under certain circumstances request an In Kind Distribution upon the termination of the Trust. See "Rights of Unitholders--Redemption of Units." As previously discussed, prior to the redemption of Units or the termination of the Trust, a Unitholder is considered as owning a pro rata portion of each of the Trust assets for federal income tax purposes. The receipt of an In Kind Distribution would be deemed an exchange of such Unitholder's pro rata portion of each of the shares of stock and other assets held by the Trust in exchange for an undivided interest in whole shares of stock plus, possibly, cash.

There are generally three different potential tax consequences which may occur under an In Kind Distribution with respect to each Equity Security owned by the Trust. An "Equity Security" for this purpose is a particular class of stock issued by a particular corporation. If the Unitholder receives only whole shares of an Equity Security in exchange for his or her pro rata portion in each share of such Equity Security held by the Trust, there is not taxable gain or loss recognized upon such deemed exchange pursuant to Section 1036 of the Code. If the Unitholder receives whole shares of a particular Equity Security plus cash in lieu of a fractional share of such Equity Security, and if the fair market value of the Unitholder's pro rata portion of the shares of such Equity Security exceeds his tax basis in his pro rata portion of such Equity Security, taxable gain would be recognized in an amount not to exceed the amount of such cash received, pursuant to Section 1031(b) of the Code. No taxable loss would be recognized upon such an exchange pursuant to Section 1031(c) of the Code, whether or not cash is received in lieu of a fractional share. Under either of these circumstances, special rules will be applied under Section 1031(d) of the Code to determine the Unitholder's tax basis in the shares of such particular Equity Security which he receives as part of the In Kind Distribution. Finally, if a Unitholder's pro rata interest in an Equity Security does not equal a whole share, he may receive entirely cash in exchange for his pro rata portion of a particular Equity Security. In such case, taxable gain or loss is measured by comparing the amount of cash received by the Unitholder with his tax basis in such Equity Security.

Because the Trust will own many Equity Securities, a Unitholder who requests an In Kind Distribution will have to analyze the tax consequences with respect to each Equity Security owned by the Trust. The amount of taxable gain (or loss) recognized upon such exchange will generally equal the sum of the gain (or loss) recognized under the rules described above by such Unitholder with respect to each Equity Security owned by the Trust. Unitholders who request an In Kind Distribution are advised to consult their tax advisers in this regard.

General. Each Unitholder will be requested to provide the Unitholder's taxpayer identification number to the Trustee and to certify that the Unitholder has not been notified that payments to the Unitholder are subject to back-up withholding. If the proper taxpayer identification number and appropriate certification are not provided when requested, distributions by the Trust to such Unitholder (including amounts received upon the redemption of Units) will be subject to back-up withholding. Distributions by the Trust will generally be subject to United States income taxation and withholding in the case of Units held by non-resident alien individuals, foreign corporations or other non-United States persons. Such persons should consult their tax advisers.

Unitholders will be notified annually of the amount of income dividends includable in the Unitholder's gross income and amounts of Trust expenses which may be claimed as itemized deductions.

Dividend income and long-term capital gains may also be subject to state and local taxes. Investors should consult their tax advisers for specific information on the tax consequences of particular types of distributions.

Unitholders desiring to purchase Units for tax-deferred plans and IRAs should consult their broker-dealers for details on establishing such accounts. Units may also be purchased by persons who already have self-directed plans established.

In the opinion of Tanner Propp & Farber, special counsel to the Trust for New York tax matters, the Trust is not an association taxable as a corporation and the income of the Trust will be treated as the income of the Unitholders under the existing income tax laws of the State and City of New York.

TRUST OPERATING EXPENSES

Compensation of Sponsor, Evaluator, Supervisory Servicer and Managing Underwriter. The Sponsor will not receive any fees in connection with its activities relating to the Trust. The Evaluator shall receive that evaluation fee, payable in any month incurred, set forth under "Summary of Essential Financial Information" (which is based on the number of Units outstanding on January 1 of each year for which such compensation relates except during the initial offering period in which event the calculation is based on the number of Units outstanding at the end of the month of such calculation) for regularly evaluating the Trust portfolio. Such fee may exceed the actual cost of providing such evaluation services for this Trust, but at no time will the total amount paid to the Evaluator for providing evaluation services to unit investment trusts of which Van Kampen American Capital Distributors, Inc. acts as Sponsor in any calendar year exceed the aggregate cost to the Evaluator of supplying such services in such year. The Supervisory Servicer will receive an annual supervisory fee, payable in monthly installments, which is not to exceed the amount set forth under "Summary of Essential Financial
Information" (which is based on the number of Units outstanding on January
1 of each year for which such compensation relates except during the initial offering period in which event the calculation is based on the number of the Units outstanding at the end of the month of such calculation) for providing portfolio supervisory services for the Trust. Such fee may exceed the actual costs of providing such supervisory services for this Trust, but at no time will the total amount received for portfolio supervisory services rendered to series of Van Kampen American Capital Equity Opportunity Trust and to any other unit investment trusts sponsored by the Sponsor for which the Supervisor provides portfolio supervisory services in any calendar year exceed the aggregate cost to the Supervisor of supplying such services in such year. Pursuant to a contract with the Supervisor, the Managing Underwriter, which is regularly engaged in the business of evaluating, quoting or appraising comparable securities, provides, for both the initial offering period and secondary market transactions, portfolio supervisory services for the Trust and receives for such services the entire supervisory fee paid to the Supervisor. Both of the foregoing fees may be increased without approval of the Unitholders by amounts not exceeding proportionate increases under the category "All Services Less Rent of Shelter" in the Consumer Price
Index published by the United States Department of Labor or, if such category is no longer published, in a comparable category. The Sponsor and the Managing Underwriter will receive sales commissions and may realize other profits (or losses) in connection with the sale of Units and the deposit of the Equity Securities as described under "Public Offering--Sponsor and Managing Underwriter Compensation."

Trustee's Fee. For its services the Trustee will receive an annual fee from the Trust as set forth under "Summary of Essential Financial
Information" (which amount is based on the number of Units outstanding on January 1 of each year for which such compensation relates except during the initial offering period in which event the calculation is based on the number of Units outstanding at the end of the month of such calculation). The Trustee's fees are payable in monthly installments on or before the fifteenth day of each month from the Income Account to the extent funds are available and then from the Capital Account. The Trustee benefits to the extent there are funds for future distributions, payment of expenses and redemptions in the Capital and Income Accounts since these accounts are non-interest bearing and the amounts earned by the Trustee are retained by the Trustee. Part of the Trustee's compensation for its services to the Trust is expected to result from the use of these funds. Such fees may be increased without approval of the Unitholders by amounts not exceeding proportionate increases under the category "All Services Less Rent of Shelter" in the Consumer Price
Index published by the United States Department of Labor or, if such category is no longer published, in a comparable category. For a discussion of the services rendered by the Trustee pursuant to its obligations under the Trust Agreement, see "Rights of Unitholders--Reports Provided" and "
Trust Administration."

Miscellaneous Expenses. Expenses incurred in establishing the Trust, including the cost of the initial preparation of documents relating to the Trust (including the Prospectus, Trust Agreement and certificates), federal and state registration fees, the initial fees and expenses of the Trustee, legal and accounting expenses, payment of closing fees and any other out-of-pocket expenses, will be paid by the Trust and amortized over the life of the Trust. The following additional charges are or may be incurred by the Trust: (a) normal expenses (including the cost of mailing reports to Unitholders) incurred in connection with the operation of the Trust, (b) fees of the Trustee for extraordinary services, (c) expenses of the Trustee (including legal and auditing expenses) and of counsel designated by the Sponsor, (d) various governmental charges, (e) expenses and costs of any action taken by the Trustee to protect the Trust and the rights and interests of Unitholders,
(f) indemnification of the Trustee for any loss, liability or expenses incurred in the administration of the Trust without gross negligence, bad faith or wilful misconduct on its part and (g) expenditures incurred in contacting Unitholders upon termination of the Trust.

The fees and expenses set forth herein are payable out of the Trust. When such fees and expenses are paid by or owing to the Trustee, they are secured by a lien on the Trust's portfolio. Since the Equity Securities are all common stocks, and the income stream produced by dividend payments is unpredictable, the Sponsor cannot provide any assurance that dividends will be sufficient to meet any or all expenses of the Trust. If the balances in the Income and Capital Accounts are insufficient to provide for amounts payable by the Trust, the Trustee has the power to sell Equity Securities to pay such amounts. These sales may result in capital gains or losses to Unitholders. See "Tax
Status."

PUBLIC OFFERING

General. Units are offered at the Public Offering Price (which is based on the aggregate underlying value of the Equity Securities and includes an initial sales charge equal to the difference between the maximum total sales charge of 4.9% of the Public Offering Price and the maximum deferred sales charge ($0.29 per Unit)). Commencing on March 21, 1996, and on the 21st day of each month thereafter (except for September 1996), through September 20, 1996, a deferred sales charge of $0.0414 will be assessed per Unit per month. The monthly amount of the deferred sales charge will accrue on a daily basis from the 21st day of the month preceeding a deferred sales charge payment date. Unitholders will be assessed that portion of the deferred sales charge accrued from the time they became Unitholders of record. Units purchased subsequent to the initial deferred sales charge payment will be subject to only that portion of the deferred sales charge payments not yet collected. This deferred sales charge will be paid from funds in the Income Account, if sufficient, or from the periodic sale of Securities. The total maximum sales charge assessed to Unitholders on a per Unit basis will be 4.9% of the Public Offering Price (5.152% of the aggregate value of the Securities in the Trust). Such underlying value shall include the proportionate share of any undistributed cash held in the Capital and Income Accounts.

The initial sales charge applicable to quantity purchases is reduced on a graduated basis to any person acquiring 5,000 or more Units as follows:

Aggregate Number of                       Percentage Sales
Units Purchased                       Charge Reduction Per Unit*
  5,000 -  9,999......................    .25%
 10,000 - 24,999......................    .50%
 25,000 - 49,999......................   1.00%
 50,000 - 99,999......................   1.50%
100,000 or more.......................   2.00%

*The maximum sales charge reduction per Unit is limited to the applicable percentage set forth in the above table or the actual initial sales charge amount (which may be slightly less than or greater than 2% of the Public Offering Price per Unit due to fluctuations in Unit price). See "Fee Table" and footnote
<F1> thereto.

The sales charge reduction will primarily be the responsibility of the selling Managing Underwriter, broker, dealer or agent. Registered representatives of selling brokers, dealers, or agents may purchase Units of the Trust at the current Public Offering Price less the concession described under "Unit Distribution" .

A "Qualified Gruntal Purchaser" may purchase Units of the Trust at a Public Offering Price subject only to the deferred sales charge as described herein (equal to a maximum of $0.29 per Unit) through September 20, 1996, and subject to a one-time secondary market sales charge of 2.9% of the Public Offering Price commencing September 23, 1996. The term "Qualified Gruntal Purchaser" includes (1) employees, officers and directors of Gruntal &
Co., Incorporated, (2) immediate family members thereof (spouses, children, grandchildren, parents, grandparents, mothers-in-law, fathers-in-law, sons-in-law and daughters-in-law) and (3) trustees, custodians or fiduciaries for the benefit of the persons described in (1) and (2).

Offering Price. The Public Offering Price of the Units will vary from the amounts stated under "Summary of Essential Financial Information" in accordance with fluctuations in the prices of the underlying Equity Securities in the Trust.

As indicated above, the price of the Units was established by adding to the determination of the aggregate underlying value of the Equity Securities an amount equal to the difference between the maximum total sales charge for a Trust of 4.9% of the Public Offering Price and the maximum deferred sales charge for a Trust ($0.29 per Unit) and dividing the sum so obtained by the number of Units outstanding. Such underlying value shall include the proportionate share of any cash held in the Income and Capital Accounts. Such price determination as of the close of business on the day before the Initial Date of Deposit was made on the basis of an evaluation of the Equity Securities in the Trust prepared by Interactive Data Services, Inc., a firm regularly engaged in the business of evaluating, quoting or appraising comparable securities. Thereafter, the Evaluator on each business day will appraise or cause to be appraised the value of the underlying Equity Securities as of the Evaluation Time on days the New York Stock Exchange is open and will adjust the Public Offering Price of the Units commensurate with such valuation. Such Public Offering Price will be effective for all orders received prior to the Evaluation Time on each such day. Orders received by the Trustee or Managing Underwriter for purchases, sales or redemptions after that time, or on a day when the New York Stock Exchange is closed, will be held until the next determination of price. Unitholders who purchase Units subsequent to the Initial Date of Deposit will pay an initial sales charge equal to the difference between the maximum total sales charge for a Trust of 4.9% of the Public Offering Price and the maximum deferred sales charge for a Trust ($0.29 per Unit) and will be assessed a deferred sales charge of $0.0414 per Unit on each of the remaining deferred sales charge payment dates as set forth in "Public Offering--General" . Commencing on September 23, 1996, the secondary market sales charge will not include deferred payments but will instead include only a one-time initial sales charge of 4.4% of the Public Offering Price and will be reduced by .5 of 1% on each subsequent September 23 to a minimum sales charge of 2.9%.

The value of the Equity Securities during the initial offering period is determined on each business day by the Evaluator in the following manner: if the Equity Securities are listed on a national securities exchange, this evaluation is generally based on the closing sale prices on that exchange (unless it is determined that these prices are inappropriate as a basis for valuation) or, if there is no closing sale price on that exchange, at the closing ask prices. If the Equity Securities are not so listed or, if so listed and the principal market therefor is other than on the exchange, the evaluation shall generally be based on the current ask prices on the over-the-counter market (unless it is determined that these prices are inappropriate as a basis for evaluation). If current ask prices are unavailable, the evaluation is generally determined (a) on the basis of current ask prices for comparable securities, (b) by appraising the value of the Equity Securities on the ask side of the market or (c) by any combination of the above.

In offering the Units to the public, neither the Sponsor, the Managing Underwriter nor any broker-dealers are recommending any of the individual Equity Securities in the Trust but rather the entire pool of Equity Securities, taken as a whole, which are represented by the Units.

Unit Distribution. During the initial offering period, Units will be distributed to the public by the Managing Underwriter, broker-dealers and others at the Public Offering Price. Upon the completion of the initial offering period, Units repurchased in the secondary market, if any, may be offered by this Prospectus at the secondary market Public Offering Price in the manner described above.

The Sponsor intends to qualify the Units for sale in a number of states. Gruntal & Co. broker-dealers will be allowed a concession or agency commission in connection with the distribution of Units during the initial offering period of 3.5% of the Public Offering Price. All other broker-dealers will be allowed a concession or agency commission in connection with the distribution of Units during the initial offering period of 3.2% of the Public Offering Price.

Certain commercial banks are making Units of the Trust available to their customers on an agency basis. A portion of the sales charge (equal to the agency commission referred to above) is retained by or remitted to the banks. Under the Glass-Steagall Act, banks are prohibited from underwriting Trust Units; however, the Glass-Steagall Act does permit certain agency transactions and the banking regulators have not indicated that these particular agency transactions are not permitted under such Act. In addition, state securities laws on this issue may differ from the interpretations of federal law expressed herein and banks and financial institutions may be required to register as dealers pursuant to state law. Any quantity discount provided to investors will be borne by the selling dealer, agent, Managing Underwriter or the Sponsor as indicated under "General" above. For secondary market transactions, such concession or agency commission will amount to 70% of the sales charge applicable to the transaction.

To facilitate the handling of transactions, sales of Units shall normally be limited to transactions involving a minimum of 100 Units (25 Units for a tax-sheltered retirement plan). The Managing Underwriter reserves the right to reject, in whole or in part, any order for the purchase of Units and to change the amount of the concession or agency commission to dealers and others from time to time. Brokers and dealers of the Trust, banks and/or others are eligible to participate in a program in which such firms receive from the Managing Underwriter a nominal award for each of their registered representatives who have sold a minimum number of units of unit investment trusts created by the Managing Underwriter during a specified time period. In addition, at various times the Managing Underwriter may implement other programs under which the sales forces of brokers, dealers, banks and/or others may be eligible to win other nominal awards for certain sales efforts, or under which the Managing Underwriter will reallow to any such brokers, dealers, banks and/or others that sponsor sales contests or recognition programs conforming to criteria established by the Managing Underwriter, or participate in sales programs sponsored by the Managing Underwriter, an amount not exceeding the total applicable sales charges on the sales generated by such person at the public offering price during such programs. Also, the Managing Underwriter in its discretion may from time to time pursuant to objective criteria established by the Managing Underwriter pay fees to qualifying brokers, dealers, banks and/or others for certain services or activities which are primarily intended to result in sales of Units of the Trust. Such payments are made by the Managing Underwriter out of its own assets and not out of the assets of the Trust. These programs will not change the price Unitholders pay for their Units or the amount that the Trust will receive from the Units sold.

Sponsor and Managing Underwriter Compensation. The Managing Underwriter will receive a gross sales commission equal to 4.9% of the Public Offering Price of the Units, less any reduced sales charge for quantity purchases as described under "General" above. The Sponsor will receive from the Managing
Underwriter the excess of such gross sales commission over the Managing Underwriter's discount. The Managing Underwriter will be allowed a discount in connection with the distribution of Units underwritten during the initial offering period of 4.0% per Unit distributed. Any quantity discount provided to investors will borne by the selling Managing Underwriter, dealer or agent as indicated under "General" above.

In addition, the Managing Underwriter will realize a profit or will sustain a loss, as the case may be, as a result of the difference between the price paid for the Equity Securities by the Managing Underwriter and the cost of such Equity Securities to the Trust on the Initial Date of Deposit as well as on subsequent deposits. See "Portfolio." The Sponsor has not participated as sole underwriter or as manager or as a member of the underwriting syndicates or as an agent in a private placement for any of the Equity Securities in the Trust portfolio. The Sponsor and the Managing Underwriter may further realize additional profit or loss during the initial offering period as a result of the possible fluctuations in the market value of the Equity Securities in the Trust after a date of deposit, since all proceeds received from the sale of Units (excluding dealer concessions and agency commissions allowed, if any) will be retained by the Sponsor or Managing Underwriter.

A person will become the owner of the Units on the date of settlement provided payment has been received. Cash, if any, made available to the Sponsor or Managing Underwriter prior to the date of settlement for the purchase of Units may be used in the Sponsor's or Managing Underwriter's business and may be deemed to be a benefit to the Sponsor or Managing Underwriter, subject to the limitations of the Securities Exchange Act of 1934.

As stated under "Public Market" below, the Managing Underwriter intends to maintain a secondary market for Units of the Trust. In so maintaining a market, the Managing Underwriter or the Sponsor will also realize profits or sustain losses in the amount of any difference between the price at which Units are purchased and the price at which Units are resold (which price includes the applicable sales charge). In addition, the Managing Underwriter or the Sponsor will also realize profits or sustain losses resulting from a redemption of such repurchased Units at a price above or below the purchase price for such Units, respectively.

Public Market. Although it is not obligated to do so, the Managing Underwriter intends to maintain a secondary market for the Units offered hereby and offer continuously to purchase Units at prices subject to change at any time, based upon the aggregate underlying value of the Equity Securities in the Trust (computed as indicated under "Offering Price" above and "Rights of Unitholders--Redemption of Units" ). If the supply of Units exceeds demand or if some other business reason warrants it, the Managing Underwriter may either discontinue all purchases of Units or discontinue purchases of Units at such prices. In the event that a market is not maintained for the Units and the Unitholder cannot find another purchaser, a Unitholder desiring to dispose of his Units will be able to dispose of such Units by tendering them to the Trustee for redemption at the Redemption Price. A Unitholder who wishes to dispose of his Units should inquire of his broker as to current market prices in order to determine whether there is in existence any price in excess of the Redemption Price and, if so, the amount thereof. Units sold prior to such time as the entire deferred sales charge on such Units has been collected will be assessed the amount of the remaining deferred sales charge at the time of sale.

Tax-Sheltered Retirement Plans. Units of the Trust are available for purchase in connection with certain types of tax-sheltered retirement plans, including Individual Retirement Accounts for individuals, Simplified Employee Pension Plans for employees, qualified plans for self-employed individuals, and qualified corporate pension and profit sharing plans for employees. The purchase of Units of the Trust may be limited by the plans' provisions and does not itself establish such plans. The minimum purchase in connection with a tax-sheltered retirement plan is 25 Units.

RIGHTS OF UNITHOLDERS

General. The Trustee is authorized to treat as the record owner of Units that person who is registered as such owner on the books of the Trustee. Ownership of Units of the Trust will be evidenced by book entry unless a Unitholder or the Unitholder's registered broker-dealer makes a written request to the Trustee that ownership be evidenced by certificates. Units are transferable by making a written request to the Trustee and, in the case of Units evidenced by a certificate, by presentation and surrender of such certificate to the Trustee properly endorsed or accompanied by a written instrument or instruments of transfer. A Unitholder must sign such written request, and such certificate or transfer instrument, exactly as his name appears on the records of the Trustee and on the face of any certificate representing the Units to be transferred with the signature guaranteed by a participant in the Securities Transfer Agents Medallion Program ("STAMP" ) or such other signature guarantee program in addition to, or in substitution for, STAMP as may be accepted by the Trustee. In certain instances the Trustee may require additional documents such as, but not limited to, trust instruments, certificates of death, appointments as executor or administrator or certificates of corporate authority. Certificates will be issued in denominations of one Unit or any whole multiple thereof.

Although no such charge is now made or contemplated, the Trustee may require a Unitholder to pay a reasonable fee for each certificate reissued or transferred and to pay any governmental charge that may be imposed in connection with each such transfer of interchange. Destroyed, stolen, mutilated or lost certificates will be replaced upon delivery to the Trustee of satisfactory indemnity, evidence of ownership and payment of expenses incurred. Mutilated certificates must be surrendered to the Trustee for replacement.

Distributions of Income and Capital. Any dividends received by the Trust with respect to the Equity Securities therein are credited by the Trustee to the Income Account. Other receipts (e.g., capital gains, proceeds from the sale of Equity Securities, etc.) are credited to the Capital Account.

The Trustee will distribute any net income with respect to any of the Equity Securities in the Trust on or about the Income Distribution Dates to Unitholders of record on the preceding Income Record Dates. See "Summary of Essential Financial Information." Proceeds received on the sale of any Equity Securities in the Trust, to the extent not used to meet redemptions of Units or pay expenses, will (except as hereinafter provided) be distributed annually on the Capital Account Distribution Date to Unitholders of record on the preceding Capital Account Record Date. Proceeds received from the disposition of any of the Equity Securities after a record date and prior to the following distribution date will be held in the Capital Account of the Trust and not distributed until the next distribution date applicable to such Capital Account. Proceeds received on the sale of any Equity Securities in the Trust, to the extent not used to meet redemptions of Units or pay expenses, will, however, be distributed on the last day of each month to holders of record on the fifteenth day of such month if the amount available for distribution equals at least $0.01 per Unit. The Trustee is not required to pay interest on funds held in the Capital or Income Accounts (but may itself earn interest thereon and therefore benefits from the use of such funds).

The distribution to Unitholders as of each record date will be made on the following distribution date or shortly thereafter and shall consist of each Unitholder's pro rata share of the cash in the Income Account after deducting estimated expenses. Because dividends are not received by the Trust at a constant rate throughout the year, such distributions to Unitholders are expected to fluctuate from distribution to distribution. Persons who purchase Units will commence receiving distributions only after such person becomes a record owner. Notification to the Trustee of the transfer of Units is the responsibility of the purchaser, but in the normal course of business such notice is provided by the selling broker-dealer.

As of the fifteenth day of each month, the Trustee will deduct from the Income Account and, to the extent funds are not sufficient therein, from the Capital Account, amounts necessary to pay the expenses of the Trust (as determined on the basis set forth under "Trust Operating Expenses" ). The Trustee also may withdraw from said accounts such amounts, if any, as it deems necessary to establish a reserve for any governmental charges payable out of the Trust. Amounts so withdrawn shall not be considered a part of the Trust's assets until such time as the Trustee shall return all or any part of such amounts to the accounts. In addition, the Trustee may withdraw from the Income and Capital Accounts such amounts as may be necessary to cover redemptions of Units.

Reinvestment Option. Unitholders of the Trust may elect to have each distribution of income, capital gains and/or capital on their Units automatically reinvested in additional Units of the Trust subject only to the remaining deferred sales charge payments (to the extent Units may be lawfully offered for sale in the state in which the Unitholder resides). To participate in the reinvestment plan, a Unitholder may either contact his or her broker or agent or file with the Trustee a written notice of election at least ten days prior to the Record Date for which the first distribution is to apply. A Unitholder's election to participate in the reinvestment plan will apply to all Units of the Trust owned by such Unitholder and such election will remain in effect until changed by the Unitholder."

Reinvestment plan distributions may be reinvested in Units already held in inventory by the Sponsor (see "Public Offering--Public Market" ) or, until such time as additional Units cease to be issued by the Trust (see " The Trust" ), distributions may be reinvested in such additional Units. If Units are unavailable in the secondary market, distributions which would otherwise have been reinvested shall be paid in cash to the Unitholder on the applicable Distribution Date.

Purchases of additional Units made pursuant to the reinvestment plan will be made subject only to the remaining deferred sales charge payments on the related Income or Capital Distribution Dates. Under the reinvestment plan, the Trust will pay the Unitholder's distributions to the Trustee which in turn will purchase for such Unitholder Units of the Trust and will send such Unitholder a statement reflecting the reinvestment.

A participant may at any time prior to five days preceding the next succeeding distribution date, by so notifying the Trustee in writing, elect to terminate his or her reinvestment plan and receive future distributions on his or her Units in cash. There will be no charge or other penalty for such termination. The Sponsor shall have the right to suspend or terminate the reinvestment plan at any time.

Reports Provided. The Trustee shall furnish Unitholders in connection with each distribution a statement of the amount of income and the amount of other receipts (received since the preceding distribution), if any, being distributed, expressed in each case as a dollar amount representing the pro rata share of each Unit outstanding. Within a reasonable period of time after the end of each calendar year, the Trustee shall furnish to each person who at any time during the calendar year was a registered Unitholder of the Trust a statement (i) as to the Income Account: income received, deductions for applicable taxes and for fees and expenses of the Trust, for redemptions of Units, if any, and the balance remaining after such distributions and deductions, expressed in each case both as a total dollar amount and as a dollar amount representing the pro rata share of each Unit outstanding on the last business day of such calendar year; (ii) as to the Capital Account: the dates of disposition of any Equity Securities and the net proceeds received therefrom, deductions for payment of applicable taxes, fees and expenses of the Trust held for distribution to Unitholders of record as of a date prior to the determination and the balance remaining after such distributions and deductions expressed both as a total dollar amount and as a dollar amount representing the pro rata share of each Unit outstanding on the last business day of such calendar year; (iii) a list of the Equity Securities held by the Trust and the number of Units outstanding on the last business day of such calendar year; (iv) the Redemption Price per Unit based upon the last computation thereof made during such calendar year; and (v) amounts actually distributed during such calendar year from the Income and Capital Accounts, separately stated, expressed as total dollar amounts.

In order to comply with federal and state tax reporting requirements, Unitholders will be furnished, upon request to the Trustee, evaluations of the Securities in the Trust furnished to it by the Evaluator.

Redemption of Units. A Unitholder may redeem all or a portion of his or her Units by tender to the Trustee at its corporate trust office at 101 Barclay Street, 20th Floor, New York, New York 10286 of a request for redemption duly endorsed or accompanied by proper instruments of transfer with signature guaranteed as described above and by payment of applicable governmental charges, if any. No redemption fee will be charged. On the third business day following such tender the Unitholder will be entitled to receive in cash (unless the redeeming Unitholder elects an "In Kind Distribution" as described below) an amount for each Unit equal to the Redemption Price per Unit next computed after receipt by the Trustee of such tender of Units as of the Evaluation Time set forth under "Summary of Essential Financial Information." The "date of tender" is deemed to be the date on which Units are received by the Trustee, except that with respect to Units received after the applicable Evaluation Time the date of tender is the next day on which the New York Stock Exchange is open for trading and such Units will be deemed to have been tendered to the Trustee on such day for redemption at the redemption price computed on that day.

The Trustee is empowered to sell Equity Securities of the Trust in order to make funds available for redemption if funds are not otherwise available in the Capital and Income Accounts to meet redemptions. The Equity Securities to be sold will be selected by the Trustee from those designated on a current list provided by the Supervisor for this purpose. Units so redeemed shall be cancelled.

Unitholders in the Trust tendering 2,500 or more Units for redemption may request from the Trustee in lieu of a cash redemption a distribution in kind ("In Kind Distribution" ) of an amount and value of Equity Securities per Unit equal to the Redemption Price per Unit as determined as of the next evaluation following the tender. An In Kind Distribution on redemption of Units will be made by the Trustee through the distribution of each of the Equity Securities in book-entry form to the account of the Unitholder's broker-dealer at Depository Trust Company. The tendering Unitholder will receive his pro rata number of whole shares of each of the Equity Securities comprising the Trust portfolio and cash from the Capital Account equal to the fractional shares to which the tendering Unitholder is entitled. The Trustee may adjust the number of shares of any issue of Equity Securities included in a Unitholder's In Kind Distribution to facilitate the distribution of whole shares, such adjustment to be made on the basis of the value of the Equity Securities on the date of tender. If funds in the Capital Account are insufficient to cover the required cash distribution to the tendering Unitholder, the Trustee may sell Equity Securities according to the criteria discussed above.

To the extent that Equity Securities are redeemed in kind or sold, the size of the Trust will be, and the diversity of the Trust may be, reduced. Sales may be required at a time when the Equity Securities would not otherwise be sold and may result in lower prices than might otherwise be realized. The price received upon redemption may be more or less than the amount paid by the Unitholder depending on the value of the Equity Securities in the portfolio at the time of redemption. Special federal income tax consequences will result if a Unitholder requests an In Kind Distribution. See "Tax Status."

The Redemption Price per Unit (as well as the secondary market Public Offering Price) will be determined on the basis of the aggregate underlying value of the Equity Securities in the Trust, plus or minus cash, if any, in the Income and Capital Accounts of the Trust. On the Initial Date of Deposit, the Public Offering Price per Unit (which includes the sales charge) exceeded the values at which Units could have been redeemed by the amounts shown under "
Summary of Essential Financial Information." The Redemption Price per Unit is the pro rata share of each Unit in the Trust determined on the basis of (i) the cash on hand in such Trust, (ii) the value of the Equity Securities in such Trust and (iii) dividends receivable on the Equity Securities of such Trust trading ex-dividend as of the date of computation, less (a) amounts representing taxes or other governmental charges payable out of such Trust and
(b) the accrued expenses of such Trust. The Evaluator may determine the value of the Equity Securities in the Trust in the following manner: if the Equity Securities are listed on a national securities exchange, this evaluation is generally based on the closing sale prices on that exchange (unless it is determined that these prices are inappropriate as a basis for valuation) or, if there is no closing sale price on that exchange, at the closing bid prices. If the Equity Securities of the Trust are not so listed or, if so listed and the principal market therefore is other than on the exchange, the evaluation shall generally be based on the current bid price on the over-the-counter market (unless these prices are inappropriate as a basis for evaluation). If current bid prices are unavailable or inappropriate as a basis for valuation, the evaluations generally determined (a) on the basis of current bid prices for comparable securities, (b) by appraising the value of the Equity Securities of such Trust on the bid side of the market or (c) by any combination of the above.

The right of redemption may be suspended and payment postponed for any period during which the New York Stock Exchange is closed, other than for customary weekend and holiday closings, or any period during which the Securities and Exchange Commission determines that trading on that Exchange is restricted or an emergency exists, as a result of which disposal or evaluation of the Securities in the Trust is not reasonably practicable, or for such other periods as the Securities and Exchange Commission may by order permit.

TRUST ADMINISTRATION

Managing Underwriter Purchases of Units. The Trustee shall notify the Managing Underwriter of any Units tendered for redemption. If the Managing Underwriter's bid in the secondary market at that time equals or exceeds the Redemption Price per Unit, it may purchase such Units by notifying the Trustee before the close of business on the next succeeding business day and by making payment therefor to the Unitholder not later than the day on which the Units would otherwise have been redeemed by the Trustee. Units held by the Managing Underwriter may be tendered to the Trustee for redemption as any other Units.

The offering price of any Units acquired by the Managing Underwriter will be in accord with the Public Offering Price described in the then currently effective prospectus describing such Units. Any profit resulting from the resale of such Units will belong to the Managing Underwriter which likewise will bear any loss resulting from a lower offering or redemption price subsequent to its acquisition of such Units.

Portfolio Administration. The portfolio of the Trust is not "managed" by the Sponsor, Supervisor or the Trustee; their activities described herein are governed solely by the provisions of the Trust Agreement. Traditional methods of investment management for a managed fund typically involve frequent changes in a portfolio of securities on the basis of economic, financial and market analyses. While the Trust will not be managed, the Trust Agreement does provide that the Sponsor may (but need not) direct the Trustee to dispose of an Equity Security in certain events such as the issuer having defaulted on the payment on any of its outstanding obligations or the price of an Equity Security has declined to such an extent or other such credit factors exist so that in the opinion of the Sponsor the retention of such Equity Securities would be detrimental to the Trust. Pursuant to the Trust Agreement and with limited exceptions, the Trustee may sell any securities or other properties acquired in exchange for Equity Securities such as those acquired in connection with a merger or other transaction. If offered such new or exchanged securities or property, the Trustee shall reject the offer. However, in the event such securities or property are nonetheless acquired by the Trust, they may be accepted for deposit in the Trust and either sold by the Trustee or held in such Trust pursuant to the direction of the Sponsor (who may rely on the advice of the Supervisor). Proceeds from the sale of Equity Securities (or any securities or other property received by the Trust in exchange for Equity Securities) are credited to the Capital Account for distribution to Unitholders or to meet redemptions. Except as stated under "Trust Portfolio--General" for failed securities and as provided in this paragraph, the acquisition by the Trust of any securities other than the Equity Securities is prohibited.

As indicated under "Rights of Unitholders--Redemption of Units" above, the Trustee may also sell Equity Securities designated by the Supervisor, or if no such designation has been made, in its own discretion, for the purpose of redeeming Units of the Trust tendered for redemption and the payment of expenses.

The Supervisor, in designating Equity Securities to be sold by the Trustee, will generally make selections in order to maintain, to the extent practicable, the proportionate relationship among the individual issues of Equity Securities in the Trust. To the extent this is not practicable, the composition and diversity of the Equity Securities in such Trust may be altered. In order to obtain the best price for the Trust, it may be necessary for the Supervisor to specify minimum amounts (generally 100 shares) in which blocks of Equity Securities are to be sold.

Amendment or Termination. The Trust Agreement may be amended by the Trustee and the Sponsor without the consent of any of the Unitholders (1) to cure any ambiguity or to correct or supplement any provision thereof which may be defective or inconsistent, or (2) to make such other provisions as shall not adversely affect the Unitholders (as determined in good faith by the Sponsor and the Trustee), provided, however, that the Trust Agreement may not be amended to increase the number of Units (except as provided in the Trust Agreement). The Trust Agreement may also be amended in any respect by the Trustee and Sponsor, or any of the provisions thereof may be waived, with the consent of the holders representing 51% of the Units of the Trust then outstanding, provided that no such amendment or waiver will reduce the interest in such Trust of any Unitholder without the consent of such Unitholder or reduce the percentage of Units required to consent to any such amendment or waiver without the consent of all Unitholders. The Trustee shall advise the Unitholders of any amendment promptly after execution thereof.

The Trust may be liquidated at any time by consent of Unitholders representing 66 2/3% of the Units then outstanding or by the Trustee when the value of the Equity Securities owned by the Trust, as shown by any evaluation, is less than that amount set forth under Minimum Termination Value in the "Summary of Essential Financial Information." The Trust will be liquidated by the Trustee in the event that a sufficient number of Units not yet sold are tendered for redemption by the Managing Underwriter or the Sponsor, so that the net worth of the Trust would be reduced to less than 40% of the value of the Equity Securities at the time they were deposited in the Trust. If the Trust is liquidated because of the redemption of unsold Units by the Sponsor and/or the Managing Underwriter, the Sponsor will refund to each purchaser of Units the entire sales charge paid by such purchaser. The Trust Agreement will terminate upon the sale or other disposition of the last Equity Security held thereunder, but in no event will it continue beyond the Mandatory Termination Date stated under "Summary of Essential Financial Information."

Commencing on the Mandatory Termination Date, Equity Securities will begin to be sold in connection with the termination of the Trust. The Sponsor will determine the manner, timing and execution of the sales of the Equity Securities. At least 60 days before the Mandatory Termination Date the Trustee will provide written notice of any termination to all Unitholders of the Trust and will include with such notice a form to enable Unitholders owning 2,500 or more Units to request an In Kind Distribution rather than payment in cash upon the termination of the Trust. To be effective, this request must be returned to the Trustee at least ten business days prior to the Mandatory Termination Date. On the Mandatory Termination Date (or on the next business day thereafter if a holiday) the Trustee will deliver each requesting Unitholder's pro rata number of whole shares of each of the Equity Securities in the Trust to the account of the broker-dealer or bank designated by the Unitholder at Depository Trust Company. The value of the Unitholder's fractional shares of the Equity Securities will be paid in cash. Unitholders with less than 2,500 Units and Unitholders not requesting an In Kind Distribution will receive a cash distribution from the sale of the remaining Equity Securities within a reasonable time following the Mandatory Termination Date. Regardless of the distribution involved, the Trustee will deduct from the funds of the Trust any accrued costs, expenses, advances or indemnities provided by the Trust Agreement, including estimated compensation of the Trustee, costs of liquidation and any amounts required as a reserve to provide for payment of any applicable taxes or other governmental charges. Any sale of Equity Securities in the Trust upon termination may result in a lower amount than might otherwise be realized if such sale were not required at such time. The Trustee will then distribute to each Unitholder of the Trust his pro rata share of the balance of the Income and Capital Accounts.

The Trustee will attempt to sell Securities, in consultation with the Sponsor, as quickly as possible commencing on the Mandatory Termination Date without in the judgment of the Sponsor materially adversely affecting the market price of the Securities. The Sponsor does not anticipate that the period will be longer than one month, and it could be as short as one day, depending on the liquidity of the Securities being sold. The liquidity of any Security depends on the daily trading volume of the Security and the amount that the Sponsor has available on any particular day.

It is expected (but not required) that the following guidelines will be followed in selling the Securities; for highly liquid Securities, the Securities will generally be sold on the Mandatory Termination Date; for less liquid Securities, on each of the first two days subsequent to the Mandatory Termination Date, the amount of any underlying Securities will generally be sold at a price no less than 1/2 of one point under the closing sale price of those Securities on the preceding day. Thereafter, the Sponsor intends that such sales will be made without any price restrictions at least a portion of the remaining underlying Securities, the numerator of which is one and the denominator of which is the total number of days remaining (including that day) in the one month period following the Mandatory Termination Date.

Within 60 days of the final distribution Unitholders will be furnished a final distribution statement of the amount distributable. At such time as the Trustee in its sole discretion will determine that any amounts held in reserve are no longer necessary, it will make distribution thereof to Unitholders in the same manner.

Limitations on Liabilities. The Sponsor, the Evaluator, the Supervisor and the Trustee shall be under no liability to Unitholders for taking any action or for refraining from taking any action in good faith pursuant to the Trust Agreement, or for errors in judgment, but shall be liable only for their own willful misfeasance, bad faith or gross negligence in the performance of their duties or by reason of their reckless disregard of their obligations and duties hereunder.

The Trustee shall not be liable for depreciation or loss incurred by reason of the sale by the Trustee of any of the Equity Securities. In the event of the failure of the Sponsor to act under the Trust Agreement, the Trustee may act thereunder and shall not be liable for any action taken by it in good faith under the Trust Agreement. The Trustee shall not be liable for any taxes or other governmental charges imposed upon or in respect of the Equity Securities or upon the interest thereon or upon it as Trustee under the Trust Agreement or upon or in respect of the Trust which the Trustee may be required to pay under any present or future law of the United States of America or of any other taxing authority having jurisdiction. In addition, the Trust Agreement contains other customary provisions limiting the liability of the Trustee.

The Trustee, Sponsor, Supervisor and Unitholders may rely on any evaluation furnished by the Evaluator and shall have no responsibility for the accuracy thereof. Determinations by the Evaluator under the Trust Agreement shall be made in good faith upon the basis of the best information available to it, provided, however, that the Evaluator shall be under no liability to the Trustee, Sponsor, Supervisor or Unitholders for errors in judgment. This provision shall not protect the Evaluator in any case of willful misfeasance, bad faith, gross negligence or reckless disregard of its obligations and duties.

Managing Underwriter. Gruntal & Co., Incorporated is a full-service investment bank headquartered at 14 Wall Street in New York. Established in 1880, Gruntal has a proud history of client service, financial stability and growth. Today, Gruntal has over 2,100 employees in 33 offices across the United States. The scope of Gruntal's business spans a broad range of financial services including investment banking, research, trading, asset management and brokerage services to individuals, institutions and corporations worldwide.

Sponsor. Van Kampen American Capital Distributors, Inc., a Delaware corporation, is the Sponsor of the Trust. Van Kampen American Capital Distributors, Inc. is primarily owned by Clayton, Dubilier & Rice, Inc., a New York-based private investment firm. Van Kampen American Capital Distributors, Inc. management owns a significant minority equity position. Effective December 20, 1994, the parent of Van Kampen Merritt Inc. acquired American Capital Management & Research, Inc. As a result, Van Kampen Merritt Inc., has changed its name to Van Kampen American Capital Distributors, Inc. Van Kampen American Capital Distributors, Inc. specializes in the underwriting and distribution of unit investment trusts and mutual funds. The Sponsor is a member of the National Association of Securities Dealers, Inc. and has offices at One Parkview Plaza, Oakbrook Terrace, Illinois 60181, (708) 684-6000 and 2800 Post Oak Boulevard, Houston, Texas, 77056, (713) 993-0500. It maintains a branch office in Philadelphia and has regional representatives in Atlanta, Dallas, Los Angeles, New York, San Francisco, Seattle and Tampa. As of December 31, 1994 the total stockholders' equity of Van Kampen Merritt Inc. was $117,357,000 (audited). (This paragraph relates only to the Sponsor and not to the Trust or to the Managing Underwriter. The information is included herein only for the purpose of informing investors as to the financial responsibility of the Sponsor and its ability to carry out its contractual obligations. More detailed financial information will be made available by the Sponsor upon request.)

If the Sponsor shall fail to perform any of its duties under the Trust Agreement or become incapable of acting or shall become bankrupt or its affairs are taken over by public authorities, then the Trustee may (i) appoint a successor Sponsor at rates of compensation deemed by the Trustee to be reasonable and not exceeding amounts prescribed by the Securities and Exchange Commission, (ii) terminate the Trust Agreement and liquidate the Trust as provided therein or (iii) continue to act as Trustee without terminating the Trust Agreement.

Trustee. The Trustee is The Bank of New York, a trust company organized under the laws of New York. The Bank of New York has its offices at 101 Barclay Street, New York, New York 10286 (800) 221-7668. The Bank of New York is subject to supervision and examination by the Superintendent of Banks of the State of New York and the Board of Governors of the Federal Reserve System, and its deposits are insured by the Federal Deposit Insurance Corporation to the extent permitted by law.

The duties of the Trustee are primarily ministerial in nature. It did not participate in the selection of Equity Securities for the Trust portfolio.

In accordance with the Trust Agreement, the Trustee shall keep proper books of record and account of all transactions at its office for the Trust. Such records shall include the name and address of, and the number of Units of the Trust held by, every Unitholder of the Trust. Such books and records shall be open to inspection by any Unitholder at all reasonable times during the usual business hours. The Trustee shall make such annual or other reports as may from time to time be required under any applicable state or federal statute, rule or regulation (see "Rights of Unitholders--Reports Provided" ).
The Trustee is required to keep a certified copy or duplicate original of the Trust Agreement on file in its office available for inspection at all reasonable times during the usual business hours by any Unitholder, together with a current list of the Equity Securities held in the Trust.

Under the Trust Agreement, the Trustee or any successor trustee may resign and be discharged of its responsibilities created by the Trust Agreement by executing an instrument in writing and filing the same with the Sponsor. The Trustee or successor trustee must mail a copy of the notice of resignation to all Unitholders then of record, not less than 60 days before the date specified in such notice when such resignation is to take effect. The Sponsor upon receiving notice of such resignation is obligated to appoint a successor trustee promptly. If, upon such resignation, no successor trustee has been appointed and has accepted the appointment within 30 days after notification, the retiring Trustee may apply to a court of competent jurisdiction for the appointment of a successor. The Sponsor may remove the Trustee and appoint a successor trustee as provided in the Trust Agreement at any time with or without cause. Notice of such removal and appointment shall be mailed to each Unitholder by the Sponsor. Upon execution of a written acceptance of such appointment by such successor trustee, all the rights, powers, duties and obligations of the original trustee shall vest in the successor. The resignation or removal of a Trustee becomes effective only when the successor trustee accepts its appointment as such or when a court of competent jurisdiction appoints a successor trustee.

Any corporation into which a Trustee may be merged or with which it may be consolidated, or any corporation resulting from any merger or consolidation to which a Trustee shall be a party, shall be the successor trustee. The Trustee must be a banking corporation organized under the laws of the United States or any state and having at all times an aggregate capital, surplus and undivided profits of not less than $5,000,000.

OTHER MATTERS

Legal Opinions. The legality of the Units offered hereby has been passed upon by Chapman and Cutler, 111 West Monroe Street, Chicago, Illinois 60603, as counsel for the Sponsor. Tanner Propp & Farber has acted as counsel for the Trustee.

Independent Certified Public Accountants. The statement of condition and the related securities portfolio at the Initial Date of Deposit included in this Prospectus have been audited by Grant Thornton LLP, independent certified public accountants, as set forth in their report in this Prospectus, and are included herein in reliance upon the authority of said firm as experts in accounting and auditing.

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

To the Board of Directors of Van Kampen American Capital Distributors, Inc. and the Unitholders of Van Kampen American Capital Equity Opportunity Trust, Series 19 (Select Technology Growth Trust, Series 1):

We have audited the accompanying statement of condition and the related portfolio of Van Kampen American Capital Equity Opportunity Trust, Series 19 (Select Technology Growth Trust, Series 1) as of September 21, 1995. The statement of condition and portfolio are the responsibility of the Sponsor. Our responsibility is to express an opinion on such financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our procedures included confirmation of an irrevocable letter of credit deposited to purchase securities by correspondence with the Trustee. An audit also includes assessing the accounting principles used and significant estimates made by the Sponsor, as well as evaluating the overall financial statement presentation. We believe our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Van Kampen American Capital Equity Opportunity Trust, Series 19 (Select Technology Growth Trust, Series 1) as of September 21, 1995, in conformity with generally accepted accounting principles.

                                                 GRANT THORNTON LLP
Chicago, Illinois
September 21, 1995

Select Technology Growth Trust
Series 1
STATEMENT OF CONDITION
As of September 21, 1995
INVESTMENT IN SECURITIES

Contracts to purchase Securities <F1>................. $     977,828
Organizational costs <F2>.............................        58,970
Total................................................. $   1,036,798
LIABILITY AND INTEREST OF UNITHOLDERS
Liability-- ..........................................
Accrued organizational costs <F2>..................... $      58,970
Interest of Unitholders-- ............................
Units of fractional undivided interest outstanding:...
Cost to investors <F3>................................ $     998,000
Less: Gross underwriting commission <F3><F4>..........        20,172
Net interest to Unitholders <F3>......................       977,828
Total................................................. $   1,036,798

<F1>The aggregate value of the Equity Securities listed under "Portfolio"
herein and their cost to the Trust are the same. The value of the Equity Securities is determined by Interactive Data Services, Inc. on the basis set forth under "Public Offering--Offering Price." The contracts to purchase Equity Securities are collateralized by an irrevocable letter of credit of $977,828 which has been deposited with the Trustee.

<F2>The Trust will bear all or a portion of its organizational costs, which will be deferred and amortized over the life of the Trust. Organizational costs have been estimated based on a projected trust size of $20,000,000. To the extent the Trust is larger or smaller, the estimate will vary.

<F3>The aggregate public offering price and the aggregate initial sales charge are computed on the basis set forth under "Public Offering--Offering Price"
 and "Public Offering--Sponsor and Managing Underwriter Compensation" and assume all single transactions involve less than 5,000 Units. For single transactions involving 5,000 or more Units, the sales charge is reduced (see "Public Offering--General" ) resulting in an equal reduction in both the Cost to investors and the Gross underwriting commission while the Net interest to Unitholders remains unchanged.

<F4>Gross underwriting commission includes a deferred sales charge of $0.29 per
Unit.

SELECT TECHNOLOGY GROWTH TRUST, SERIES 1
PORTFOLIO (VAN KAMPEN AMERICAN CAPITAL EQUITY OPPORTUNITY TRUST, SERIES 19)
As of the Initial Date of Deposit: September 21, 1995
                                                                               Estimated
                                                                               Annual
                                                                               Dividends     Cost of
Number                                                       Market Value      per Share     Securities
of Shares    Name of Issuer <F1>                             per Share <F2>    <F2>          to Trust <F2>
632          Adobe Systems, Inc.                            $         54.500  $        0.20  $    34,444.00
660          Applied Materials, Inc.                                 104.375           0.00       68,887.50
356          Autodesk, Inc.                                           50.000           0.24       17,800.00
473          Cascade Communications Corporation                       49.000           0.00       23,177.00
1,180        Cisco System, Inc.                                       72.250           0.00       85,255.00
172          Cypress Semiconductor Corporation                        37.875           0.00        6,514.50
1,148        Hewlett-Packard Company                                  83.875           0.80       96,288.50
1,161        Informix Corporation                                     34.125           0.00       39,619.13
1,093        Intel Corporation                                        62.750           0.16       68,585.75
993          International Business Machines Corporation              95.750           1.00       95,079.75
253          LSI Logic Corporation                                    60.500           0.00       15,306.50
175          Lattice Semiconductor Corporation                        38.750           0.00        6,781.25
160          Linear Technology Corporation                            42.250           0.16        6,760.00
210          Microsoft Corporation                                    93.125           0.00       19,556.25
963          Motorola, Inc.                                           80.750           0.40       77,762.25
478          National Semiconductor Corporation                       30.625           0.00       14,638.75
733          Netscape Communications Corporation                      55.250           0.00       40,498.25
487          Octel Communications Corporation                         40.500           0.00       19,723.50
1,899        Oracle Corporation                                       39.875           0.00       75,722.63
996          Seagate Technology, Inc.                                 45.250           0.00       45,069.00
606          Tellabs, Inc.                                            50.000           0.00       30,300.00
405          Teradyne, Inc.                                           38.125           0.00       15,440.63
834          Texas Instruments, Inc.                                  81.250           0.68       67,762.50
181          VLSI Technology, Inc.                                    37.875           0.00        6,855.38
16,248                                                                                       $   977,828.02

NOTES TO PORTFOLIO

<F1>All of the Equity Securities are represented by "regular way"
contracts for the performance of which an irrevocable letter of credit has been deposited with the Trustee. At the Initial Date of Deposit, the Sponsor has assigned to the Trustee all of its right, title and interest in and to such Equity Securities. Contracts to acquire the Equity Securities were entered into on September 20, 1995 and are expected to settle on September 25, 1995 (see "The Trust" ).

<F2>The market value of each of the Equity Securities is based on the aggregate underlying value of the Equity Securities acquired (generally determined by the closing sale prices of the listed Equity Securities and the ask prices of over-the-counter traded Equity Securities on the business day prior to the Initial Date of Deposit). The aggregate value of the Trust, based on the aggregate underlying value of the Equity Securities therein on the Initial
Date of Deposit, was $977,828. Estimated annual dividends are based on annualizing the most recent quarterly or semi-annual ordinary dividends paid. Other information regarding the Equity Securities in the Trust, as of the Initial Date of Deposit, is as follows:

 Cost To      Profit (Loss)  To
 Managing     Managing             Aggregate  Estimated
 Underwriter  Underwriter          Annual Dividends
 $ 978,008    $   (180)            $  3,276

[THIS PAGE INTENTIONALLY LEFT BLANK]

No person is authorized to give any information or to make any representations not contained in this Prospectus; and any information or representation not contained herein must not be relied upon as having been authorized by the Trust, the Sponsor or the Managing Underwriter. This Prospectus does not constitute an offer to sell, or a solicitation of an offer to buy, securities in any state to any person to whom it is not lawful to make such offer in such state

TABLE OF CONTENTS.

Title                                       Page
Summary of Essential Financial                 3
   Information
The Trust                                      6
Objective and Securities Selection             6
Trust Portfolio                                8
Risk Factors                                  11
Tax Status                                    12
Trust Operating Expenses                      15
Public Offering                               16
Rights of Unitholders                         19
Trust Administration                          22
Other Matters                                 26
Report of Independent Certified Public        27
   Accountants
Statement of Condition                        28
Portfolio                                     29
Notes to Portfolio                            30

This Prospectus contains information concerning the Trust and the Sponsor, but does not contain all of the information set forth in the registration statements and exhibits relating thereto, which the Trust has filed with the Securities and Exchange Commission, Washington, D.C., under the Securities Act of 1933 and the Investment Company Act of 1940, and to which reference is hereby made.

PROSPECTUS

September 21, 1995

SELECT TECHNOLOGY GROWTH TRUST, SERIES 1

Van Kampen
American Capital Equity
Opportunity Trust,Series 19

Gruntal & Co., Incorporated
14 Wall Street, 20th Floor
New York, New York 10005
1-800-223-7634

Please retain this Prospectus for future reference.



     This Amendment of Registration Statement comprises the following papers and documents:


     The facing sheet
     The Cross-Reference Sheet
     The Prospectus
     The signatures
     The consents of independent public accountants and legal counsel

The following exhibits:

1.1  Copy of Trust Agreement.

3.1 Opinion and consent of counsel as to legality of securities being registered.

3.2 Opinion of Counsel as to the Federal Income tax status of securities being registered.

3.3 Opinion and consent of counsel as to New York tax status of securites being registered.

4.1  Consent of Interactive Data Services, Inc.

4.2  Consent of Independent Certified Public Acountants.

4.3  Financial Data Schedule.


                               Signatures

     The Registrant, Van Kampen American Capital Equity Opportunity
Trust, Series 19, hereby identifies Van Kampen Merritt Equity Opportunity Trust, Series 4, Van Kampen American Capital Equity Opportunity Trust, Series 14 and Van Kampen American Capital Equity Opportunity Trust, Series 16 for purposes of the representations required by Rule 487 and represents the following: (1) that the portfolio securities deposited in the series as to the securities of which this Registration Statement is being filed do not differ materially in type or quality from those deposited in such previous series; (2) that, except to the extent necessary to identify the specific portfolio securities deposited in, and to provide essential financial information for, the series with respect to the securities of which this Registration Statement is being filed, this Registration Statement does not contain disclosures that differ in any material respect from those contained in the registration statements for such previous series as to which the effective date was determined by the Commission or the staff; and (3) that it has complied with Rule 460 under the Securities Act of 1933.

     Pursuant to the requirements of the Securities Act of 1933, the Registrant, Van Kampen American Capital Equity Opportunity Trust, Series 19 has duly caused this Amendment to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Chicago and State of Illinois on the 21st day of September, 1995.
                                    Van Kampen American Capital Equity
                                       Opportunity Trust, Series 19
                                    By Van Kampen American Capital
                                       Distributors, Inc.


                                    By Sandra A. Waterworth
                                        Vice President

     Pursuant to the requirements of the Securities Act of 1933, this Amendment to the Registration Statement has been signed below by the following persons in the capacities and on September 21, 1995.

  Signature              Title

Don G. Powell       Chairman and Chief Executive  )
                     Officer                      )

William R. Rybak    Senior Vice President and     )
                     Chief Financial Officer      )

Ronald A. Nyberg    Director                      )

William R. Molinari Director                      )

                                                   Sandra A. Waterworth
                                                    (Attorney-in-fact*)



*An executed copy of each of the related powers of attorney was filed with the Securities and Exchange Commission in connection with the Registration Statement on Form S-6 of Insured Municipals Income Trust and Investors' Quality Tax-Exempt Trust, Multi-Series 203 (File No. 33-65744) and with the Registration Statement on Form S-6 of Insured Municipals Income Trust, 170th Insured Multi-Series (File No. 33-55891) and the same are hereby incorporated herein by this reference.